07043487

5-82176

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C., 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

United Grain Growers Limited
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Saskatchewan Wheat Pool Inc.
(Name of Person(s) Furnishing Form)

Limited Voting Common Shares
Series A Convertible Preferred Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Thomas W. Kirk
Corporate Secretary
Agricore United
CanWest Global Place
201 Portage Avenue
Winnipeg, Manitoba R3C 3A7
Phone: (204) 944-5411
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 24, 2006
(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

The following documents are attached as exhibits to this Form:

Exhibit No.	Description
1	Notice of Extension and Variation
2	Letter of Transmittal
3	Letter to Securityholders

Item 2. Informational Legends

A legend complying with Rule 802(b) of the Securities Act of 1933, as amended, is included in the document filed as Exhibit 1 to this Form.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Reports or Information Made Publicly Available in Connection with the Transaction but Not Disseminated to Security Holders

Not Applicable.

(2) Documents Incorporated by Reference into the Home Jurisdiction Documents

Not Applicable.

(3) Power of Attorney

Not Applicable.

PART III — CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed with the Securities and Exchange Commission (the "SEC"). Saskatchewan Wheat Pool Inc. will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SASKATCHEWAN WHEAT POOL INC.

Date: January 31, 2007

By: /s/ Ray Dean

Name: Ray Dean

Title: General Counsel and Corporate Secretary

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EXHIBIT 1

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, accountant, lawyer or other professional advisor. Enquiries concerning the information in this document should be directed to Kingsdale at 1-866-301-3454 (toll free).

No securities regulatory authority in Canada or the United States has expressed an opinion about, or passed upon the fairness or merits of, the Offers or the accuracy or adequacy of the information contained in this document and it is an offence to claim otherwise.

***Information has been incorporated by reference in this Notice of Extension and Variation from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents of SWP incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of SWP at Saskatchewan Wheat Pool Inc., 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9 or by telephone at (306) 569-4525 and are also available electronically at www.sedar.com. For the purpose of the Province of Quebec, this Notice of Extension and Variation contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporate Secretary of SWP at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.*

SASKATCHEWAN WHEAT POOL INC.

POOL

Saskatchewan Wheat Pool Inc.

NOTICE OF EXTENSION AND VARIATION

in respect of its

OFFERS TO PURCHASE

all of the outstanding limited voting common shares
and
all of the outstanding Series A convertible preferred shares
of

UNITED GRAIN GROWERS LIMITED,

carrying on business as

AGRICORE UNITED

on the revised basis of,
at the election of each Common Shareholder:
(a) Cdn. $11.33 in cash per limited voting common share (the "Cash Alternative"); or
(b) 1.3601 common shares of Saskatchewan Wheat Pool Inc. per limited voting common share (the "Share Alternative"); or
(c) any combination thereof;
subject, in each case, to pro ration as set forth herein
and
Cdn. $24.00 in cash per Series A convertible preferred share, plus any accrued and unpaid dividends to the date the Series A convertible preferred shares are taken up under the Preferred Share Offer

THE COMMON SHARE OFFER AND THE PREFERRED SHARE OFFER HAVE BEEN EXTENDED AND ARE NOW OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON MARCH 7, 2007, UNLESS FURTHER EXTENDED OR WITHDRAWN. THE COMMON SHARE OFFER AND THE PREFERRED SHARE OFFER HAVE ALSO BEEN VARIED IN THE MANNER SET FORTH HEREIN. THE DEBENTURE OFFER HAS EXPIRED AND HAS NOT BEEN EXTENDED.

On January 23, 2007 and January 25, 2007, Saskatchewan Wheat Pool Inc. ("**SWP**" or the "**Offeror**") by notices delivered to Computershare Investor Services Inc. (the "**Depositary**"), extended and varied its offers dated November 24, 2006 (the "**Offers**") to purchase all of the outstanding limited voting common shares (the "**AU Common Shares**") and Series A convertible preferred shares (the "**AU Series A Preferred Shares**" and, together with the AU Common Shares, the "**AU Shares**") of United Grain Growers Limited, carrying on business as Agricore United ("**Agricore**") to, among other things: (i) revise the consideration offered for the AU Common Shares to allow Common Shareholders to elect between the Cash Alternative, the Share Alternative or any combination thereof (subject, in each case, to pro-ration) (each, a "**Consideration Alternative**") and (ii) extend the Offers until 5:00 p.m. (Toronto time) on March 7, 2007, unless further extended or withdrawn.

The Offers, as extended and varied, will be open for acceptance until 5:00 p.m. (Toronto time) on March 7, 2007, unless further extended or withdrawn.

Common Shareholders who (i) have validly deposited and not withdrawn their AU Common Shares using the original Letter of Transmittal (printed on blue paper) and, if applicable, the original Notice of Guaranteed Delivery (printed on grey paper) and (ii) wish to elect the Share Alternative, need take no further action to accept the Common Share Offer. Such Common Shareholders will be deemed to have requested to receive a tax election package (which can be used by them in the event that they receive a combination of cash and SWP Shares as a result of pro ration, and they wish to and are eligible to enter into a joint election with SWP to obtain a full or partial tax deferral as discussed in Section 4 of this Notice of Extension and Variation, "Variation of the Offers — Canadian Federal Income Tax Considerations"). Common Shareholders who (i) have validly deposited and not withdrawn their AU Common Shares using the original Letter of Transmittal (printed on blue paper) and, if applicable, the original Notice of Guaranteed Delivery (printed on grey paper) and (ii) wish to elect the Cash Alternative or any combination of the Cash Alternative and the Share Alternative must withdraw their AU Common Shares by following the procedures set forth in Section 8 of the Original Offers, "Withdrawal of Deposited Securities" and redeposit their AU Common Shares following the procedures set out below and in Section 3 of the Original Offers, "Manner of Acceptance".

Questions and requests for assistance may be directed to Kingsdale Shareholder Services Inc. (the "Information Agent") at 1-866-301-3454.

Preferred Shareholders who have validly deposited (and not withdrawn) their AU Series A Preferred Shares need take no further action to continue to accept the Preferred Share Offer.

Shareholders who have not already done so, but who now wish to accept an Offer should properly complete and execute the replacement Letter of Transmittal (printed on blue paper for AU Common Shares and green paper for AU Series A Preferred Shares) that accompanies this Notice of Extension and Variation, or a manually signed facsimile thereof, and deposit it, together with certificate(s) representing their AU Shares, in accordance with the rules and instructions in such replacement Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery described in Section 3 of the Original Offers, "Manner of Acceptance — Procedure for Guaranteed Delivery" using the replacement Notice of Guaranteed Delivery (printed on grey paper for AU Common Shares and pink paper for AU Series A Preferred Shares) that accompanies this Notice of Extension and Variation. If your AU Shares are held in an account with an investment dealer, stockbroker, bank, trust company or other nominee you should contact your representative if you wish to accept an Offer.

Shareholders may continue to accept the Offers by using the original Letter of Transmittal (printed on blue paper for AU Common Shares and green paper for AU Series A Preferred Shares) or the original Notice of Guaranteed Delivery (printed on grey paper for AU Common Shares and pink paper for AU Series A Preferred Shares) that accompanied the Offers and Circular dated November 24, 2006 (the "**Circular**"), in which case the original Letter of Transmittals or the original Notices of Guaranteed Delivery, as the case may be, shall be deemed to be amended to reflect the terms and conditions of the replacement Letter of Transmittals and replacement Notices of Guaranteed Delivery and of the Offers as amended and supplemented by this Notice of Extension and Variation.

Any Common Shareholder who (i) deposits AU Common Shares using the original Letter of Transmittal and, if applicable, the original Notice of Guaranteed Delivery, (ii) does not complete the appropriate replacement Letter of Transmittal and, if applicable, the replacement Notice of Guaranteed Delivery electing a Consideration Alternative, or (iii) does not properly elect a Consideration Alternative in the replacement Letter of Transmittal and, if applicable, the replacement Notice of Guaranteed Delivery, with respect to any AU Common Shares deposited by such Common Shareholder pursuant to the Common Share Offer will be deemed to have elected the Share Alternative. Such Common Shareholders will also be deemed to have requested to receive a tax election package. See Section 4 of this Notice of Extension and Variation, "Variation of the Offers — Canadian Federal Income Tax Considerations".

U.S. Common Shareholders who wish to use the original Letter of Transmittal should indicate in Block E on page 6 thereof whether they are a "non-qualified party" (as defined herein). Any U.S. Common Shareholder who deposits AU Common Shares using an original Letter of Transmittal or replacement Letter of Transmittal and who does not indicate whether such U.S. Common Shareholder is a "non-qualified party" will be deemed to have certified that such U.S. Common Shareholder is not a "non-qualified party". See "Notice to Shareholders in the United States".

Questions and requests for assistance may be directed to Genuity Capital Markets (the "**Dealer Manager**"), the Depositary or the Information Agent at their respective addresses and telephone numbers set forth at the end of this document. Additional copies of this Notice of Extension and Variation, the Offers and Circular, the replacement Letters of Transmittal and the replacement Notices of Guaranteed Delivery may be obtained, without charge, upon request from the Depositary at its offices shown at the end of this document.

This Notice of Extension and Variation does not constitute an offer or a solicitation to any person in any jurisdiction in which any such offer or solicitation is unlawful. The Offers are not being made to, nor will deposits be accepted from, or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws

C

of such jurisdiction. However, SWP or its agents may, in its or their sole discretion, take such action as it or they may deem necessary to extend the Offers to Shareholders in any such jurisdiction.

The Dealer Manager for the Offers is:

Genuity Capital Markets

January 31, 2007

The Information Agent for the Offers is:

KINGSDALE
SHAREHOLDER SERVICES INC.

The Exchange Tower
Suite 2950, Box 361
130 King Street West
Toronto, Ontario M5X 1E2

Toll Free: 1-866-301-3454 (North America)
Email: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Banks and Brokers Call Collect: 416-867-2272

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

This transaction and these securities have not been approved or disapproved by any United States federal or state securities regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Offers and the Circular. Any representation to the contrary is unlawful.

The Offers are made for the securities of a foreign issuer and while the Offers are subject to applicable disclosure requirements in Canada, Shareholders should be aware that such requirements are different from those in the United States. Financial information included or incorporated by reference herein has been derived from publicly available financial statements which have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of U.S. companies.

The SWP Shares issuable pursuant to the Common Share Offer have not been and will not be registered or otherwise qualified for distribution under the laws of any jurisdiction other than the provinces and territories of Canada in which such offer is made. The SWP Shares offered pursuant to the Common Share Offer are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Rule 802 thereunder. No SWP Shares issuable pursuant to the Common Share Offer will be delivered in a foreign jurisdiction or to or for the account or for the benefit of any person who is or who appears to SWP, the Depositary or CDS to be a resident of any foreign jurisdiction unless it is established to the satisfaction of the Offeror, whose determination shall be final and binding, that the SWP Shares may be offered in such jurisdiction without further action by SWP either in reliance upon such exemption or on a basis otherwise acceptable to SWP in its sole discretion, and without subjecting SWP to any registration, reporting or similar requirements.

IN THE EVENT THAT SWP TAKES UP AU COMMON SHARES DEPOSITED PURSUANT TO THE COMMON SHARE OFFER, ALL COMMON SHAREHOLDERS WHO ARE "NON-QUALIFIED PARTIES" (AS DEFINED BELOW) SHALL HAVE THE SWP SHARES OTHERWISE DIRECTLY ISSUABLE TO THEM PURSUANT TO THE COMMON SHARE OFFER ISSUED INSTEAD ON THEIR BEHALF TO THE DEPOSITARY OR SUCH OTHER AGENT AS MAY BE DESIGNATED BY SWP (HEREINAFTER REFERRED TO AS A "SELLING AGENT") WHICH SHALL, AS AGENT FOR SUCH NON-QUALIFIED PARTIES, AS EXPEDITIOUSLY AS IS COMMERCIALLY REASONABLE THEREAFTER, SELL ALL SUCH SWP SHARES THROUGH THE FACILITIES OF THE TSX AND PAY THE NET PROCEEDS OF SUCH SALES, AFTER DEDUCTION OF COMMISSIONS AND ANY OTHER RELATED EXPENSES OR ANY APPLICABLE WITHHOLDING TAXES, TO SUCH NON-QUALIFIED PARTIES. "NON-QUALIFIED PARTIES" MEANS RESIDENTS OF THE JURISDICTIONS OF ARIZONA, ARKANSAS, COLORADO, CONNECTICUT, DELAWARE, FLORIDA, GEORGIA, GUAM, HAWAII, ILLINOIS, INDIANA, KENTUCKY, LOUISIANA, MARYLAND, MASSACHUSETTS, MINNESOTA, MISSISSIPPI, NEW JERSEY, NORTH CAROLINA, NORTH DAKOTA, OKLAHOMA, OREGON, PUERTO RICO, TENNESSEE, TEXAS, UTAH, VIRGINIA, WEST VIRGINIA, WISCONSIN AND WYOMING WHO DO NOT QUALIFY AS EXEMPT INSTITUTIONAL INVESTORS IN THEIR RESPECTIVE U.S. JURISDICTIONS.

ALL NON-QUALIFIED PARTIES MUST NOTIFY THEIR BROKER, FINANCIAL ADVISOR, FINANCIAL INSTITUTION OR OTHER NOMINEE THROUGH WHICH THEIR AU COMMON SHARES ARE HELD OF THEIR STATUS AS A "NON-QUALIFIED PARTY". FAILURE BY A NON-QUALIFIED PARTY TO INFORM THEIR BROKER, FINANCIAL ADVISOR, FINANCIAL INSTITUTION OR OTHER NOMINEE THROUGH WHICH THEIR AU COMMON SHARES ARE HELD OF THEIR STATUS AS A "NON-QUALIFIED PARTY" PRIOR TO THE EXPIRY TIME WILL BE DEEMED TO BE A CERTIFICATION THAT SUCH COMMON SHAREHOLDER IS NOT A RESIDENT OF A SUBJECT STATE OR IS SUCH A RESIDENT AND IS AN "INSTITUTIONAL INVESTOR" WITHIN THE MEANING OF THE SECURITIES LAWS AND REGULATIONS OF THE SUBJECT STATE OF WHICH IT IS A RESIDENT. ANY U.S. COMMON SHAREHOLDER WHO DEPOSITS AU COMMON SHARES USING AN ORIGINAL LETTER OF TRANSMITTAL OR REPLACEMENT LETTER OF TRANSMITTAL THAT DOES NOT INDICATE WHETHER SUCH U.S. COMMON SHAREHOLDER IS A "NON-QUALIFIED PARTY" WILL BE DEEMED TO BE A CERTIFICATION THAT SUCH U.S. COMMON SHAREHOLDER IS NOT A "NON-QUALIFIED PARTY".

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All SWP Shares which the Selling Agent is required to sell will be pooled and sold as soon as practicable in transactions effected on the TSX. Thereafter, the Selling Agent will forward to each person whose SWP Shares have been sold a cheque in Canadian dollars in an amount equal to such person's pro rata interest in the proceeds of sale of all SWP Shares so sold by the Selling Agent (net of all applicable commissions, any other related expenses in respect of such sales and any applicable withholding taxes). In effecting the sale of any SWP Shares, the Selling Agent will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. Neither SWP nor the Selling Agent will be liable for any loss arising out of any sale of such SWP Shares relating to the manner or timing of such sales, the prices at which SWP Shares are sold or otherwise. The sale price of SWP Shares sold on behalf of such persons will fluctuate with the market price of the SWP Shares and no assurance can be given that any particular price will be received upon any such sale. Common Shareholders who are resident in jurisdictions in which SWP Shares may not be lawfully delivered, and who desire certainty with respect to the price to be received for their AU Common Shares, may wish to consult their advisors regarding a sale of their AU Common Shares in the open market, through the TSX or otherwise, rather than tendering them pursuant to the Common Share Offer (including pursuant to the Cash Alternative because of pro ration, which may result in Common Shareholders who elect the Cash Alternative not receiving all of their consideration in cash).

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that SWP is governed by the laws of Canada, that the majority of its officers and directors are non-residents of the United States, that the Dealer Manager, the Depository, the Information Agent and some of the experts named in the Circular are non-residents of the United States, and that all or a substantial portion of the assets of SWP and said persons are located outside the United States. The enforcement by Shareholders of civil liabilities under United States securities laws may also be affected adversely by the fact that the majority of Agricore's officers and directors are non-residents of the United States and that a substantial portion of the assets of Agricore and said persons may be located outside the United States. It may be difficult to compel a foreign company and its affiliates to subject themselves to the judgment of a United States court.

This document does not address any United States federal income tax consequences of the Offers to Shareholders in the United States. Shareholders in the United States should be aware that the disposition of AU Shares may have tax consequences both in the United States and in Canada, which may not be described, or fully described, herein. Accordingly, Shareholders in the United States should consult their own tax advisors with respect to their particular circumstances and the tax considerations applicable to them.

INFORMATION CONCERNING AGRICORE

As of the date hereof, SWP has not had access to the non-public books and records of Agricore. As a result, all historical information regarding Agricore contained herein, including all Agricore financial information and all pro forma financial information reflecting the pro forma effects of a combination of Agricore and SWP derived in part from Agricore's financial information, has been derived by necessity from Agricore's public reports and securities filings. SWP is not in a position to independently assess or verify the information in Agricore's publicly filed documents, including its financials statements. See Annex A of the Circular dated November 24, 2006, "Risk Factors — Risks Related to Agricore Acquisition — SWP has been unable to independently verify the reliability of the Agricore information in the Offers and accompanying Circular".

FORWARD LOOKING STATEMENTS

Certain statements in the Offers and accompanying Circular and this Notice of Extension, including some of the information incorporated by reference, are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "may", "should", "will", "could", "except", "intend", "estimate", "plan", "anticipate", "expect", "believe", or "continue" or the negative thereof or similar variations. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Important factors that could cause actual results to differ materially from SWP's expectations include, among other things, general business and economic conditions and competition within the North American agricultural industry generally. Additional factors that could cause actual results to differ materially from expectations include, but are not limited to, those factors discussed under the heading **"Risk Factors"** in Annex A of the Circular dated November 24, 2006, including: any labour disruptions; dependence on key personnel; funding requirements; foreign exchange risk and counterparty risks in connection with foreign exchange and commodity hedging programs; credit risk in respect of customers of SWP; continued availability of credit facilities; environmental risks and unanticipated expenditures relating to environmental or other matters; weather conditions; crop production and crop quality in western Canada; producers' decisions regarding total seeded acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; Canadian grain export levels; competitive developments in connection with SWP's grain handling, agri-products, agri-food processing, and other operations; changes in the grain handling and agri-products competitive environments, including pricing pressures; international trade matters and global political and economic conditions, including grain subsidy actions and tariffs of the United States and the European Union; world agricultural commodity prices and markets; and changes in government policy and transportation deregulation; employee relations and collective bargaining agreements; and the SWP/GSU Pension Plan.

The following factors which, among others, relate to the business combination of SWP and Agricore, may cause actual results to differ materially from the forward-looking statements and include, but are not limited to: the market and listing for AU Shares; SWP's inability to independently verify the accuracy of Agricore's publicly disclosed information; change of control provisions in Agricore's agreements; regulatory approvals required in connection with the Offers; issues relating to the integration of SWP and Agricore; financial leverage; disease and other livestock industry risks; and acceptance of genetically modified foods.

All forward-looking statements should, therefore, be construed in light of such factors. SWP cautions that the list of factors is not exhaustive.

Although SWP believes the assumptions inherent in forward-looking statements contained in the Circular, this Notice of Extension and Variation and the documents incorporated by reference are reasonable, undue reliance should not be placed on these statements, which only apply as of the date hereof. In addition to other assumptions identified herein, assumptions have been made regarding, among other things: western Canadian crop production and quality in 2006 and subsequent crop years; the volume and quality of grain held on farm by producer customers; movement and sales of board grains by the Canadian Wheat Board; demand for and supply of non-Canadian Wheat Board grains; the ability to maintain existing customer contracts and relationships; agricultural commodity prices; general financial conditions for western Canadian agricultural producers; demand for seed grain, fertilizer, chemicals and other agri-products by SWP's customers; market share of grain deliveries and agri-product sales that will be achieved by SWP; the extent of customer defaults in connection with credit provided by SWP or Farm Credit Canada in connection with agri-product purchases; demand for oat and malt barley products and the market share of sales of these products that will be achieved by SWP's subsidiaries; the impact of competition; environmental and reclamation costs; the ability to obtain and maintain existing financing on acceptable terms; and currency, exchange and interest rates.

SWP is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements contained in the Circular, this Notice of Extension and Variation and the documents incorporated by reference, whether as a result of new information, future events or otherwise, except as required by applicable law.

TABLE OF CONTENTS

SUMMARY 1
QUESTIONS AND ANSWERS 5
NOTICE OF EXTENSION AND VARIATION 9
1. REVISED CONSIDERATION OFFERED FOR AU COMMON SHARES 9
2. EXTENSION OF THE COMMON SHARE OFFER AND THE PREFERRED SHARE OFFER 11
3. RECENT DEVELOPMENTS 11
4. VARIATION OF OFFERS 17
5. WITHDRAWAL OF DEPOSITED SHARES 30
6. REPLACEMENT LETTERS OF TRANSMITTAL AND REPLACEMENT NOTICES OF GUARANTEED DELIVERY 31
7. TAKE UP AND PAYMENT FOR DEPOSITED AU SHARES 32
8. AMENDMENTS TO ORIGINAL OFFERS 32
9. STATUTORY RIGHTS 32
ANNEX B — PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS B-1

SUMMARY

The following is a summary only and is qualified in its entirety by the detailed provisions in this Notice of Extension and Variation. You should read this Notice of Extension and Variation in its entirety. Certain capitalized and other terms used in this summary are defined in this Notice of Extension and Variation. Terms not otherwise defined in the Notice of Extension and Variation have the meanings set forth in the Original Offers.

The Revised Common Share Offer

SWP has amended the Common Share Offer to revise the consideration offered to Common Shareholders from 1.35 SWP Shares per AU Common Share to, at the election of each Common Shareholder, (a) Cdn.$11.33 in cash per AU Common Share (the "**Cash Alternative**"), or (b) 1.3601 SWP Shares per AU Common Share (the "**Share Alternative**"), or (c) any combination thereof, subject, in each case, to pro ration (each a "**Consideration Alternative**"). See Section 1 of this Notice of Extension and Variation, "Revised Consideration for AU Common Shares".

The consideration being offered for the AU Series A Preferred Share continues to be Cdn.$24.00 in cash, plus any accrued and unpaid dividends as described in the Original Offers.

Time for Acceptance

SWP has extended the Common Share Offer and the Preferred Share Offer by extending the Expiry Date for such Offers from January 24, 2007 to 5:00 p.m. (Toronto time) on March 7, 2007, or such later date or dates to which the Offers may be extended from time to time by SWP, unless withdrawn by SWP. See Section 2 of this Notice of Extension and Variation, "Extension of the Common Share Offer and the Preferred Share Offer".

On January 10, 2007 Agricore redeemed all of the outstanding Convertible Debentures. As a result, the Debenture Offer has expired and is not being extended. See Section 3 of this Notice of Extension and Variation, "Recent Developments — Redemption of Convertible Debentures".

Manner of Acceptance

Shareholders who wish to accept an Offer should properly complete and execute the replacement Letter of Transmittal (printed on blue paper for AU Common Shares and green paper for AU Series A Preferred Shares) that accompanies this Notice of Extension and Variation or a manually signed facsimile thereof and deposit it, together with the certificates representing their AU Shares in accordance with the rules and instructions in such replacement Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery described in Section 3 of the Offers, "Manner of Acceptance — Procedure for Guaranteed Delivery" using the replacement Notice of Guaranteed Delivery (printed on grey paper for AU Common Shares and pink paper for AU Series A Preferred Shares) that accompanies this Notice of Extension and Variation. If your AU Shares are held in an account with an investment dealer, stockbroker, bank, trust company or other nominee you should contact your representative if you wish to accept an Offer.

Shareholders with questions about how to tender their AU Shares to the Offers should contact Kingsdale Shareholder Services Inc., the Information Agent, at 1-866-301-3454 (toll free).

The Original Offers were accompanied by Letters of Transmittal (printed on blue paper for AU Common Shares and green paper for AU Series A Preferred Shares) and Notices of Guaranteed Delivery (printed on grey paper for AU Common Shares and pink paper for AU Series A Preferred Shares). Shareholders may continue to use the original Letters of Transmittal or the original Notices of Guaranteed Delivery to accept the Offers, in which case the original Letters of Transmittal or the original Notices of Guaranteed Delivery, as the case may be, shall be deemed to be amended to reflect the terms and conditions of the replacement Letters of Transmittal and replacement Notices of Guaranteed Delivery and of the Offers as amended and supplemented by this Notice of Extension and Variation.

Any Common Shareholder who (i) deposits AU Common Shares using the original Letter of Transmittal and, if applicable, the original Notice of Guaranteed Delivery, (ii) does not complete the appropriate replacement Letter of Transmittal and, if applicable, the replacement Notice of Guaranteed Delivery, electing a Consideration Alternative, or (iii) does not properly elect a Consideration Alternative in the replacement Letter of Transmittal and, if applicable, the replacement Notice of Guaranteed Delivery, with respect to any AU Common Shares deposited by such Common Shareholder pursuant to the Common Share Offer will be deemed to have elected the Share Alternative. Such Common Shareholders will also be deemed to have requested to

receive a tax election package. See Section 4 of this Notice of Extension and Variation, "Variation of the Offers — Canadian Federal Income Tax Considerations"

If you wish to tender only a portion of your AU Shares, you may do so by indicating in your Letter of Transmittal the number of AU Shares that you wish to tender.

U.S. Common Shareholders that wish to use the original Letter of Transmittal should indicate in Block E whether they are a "non-qualified party". Any U.S. Common Shareholder who deposits AU Common Shares using an original Letter of Transmittal or replacement Letter of Transmittal that does not indicate whether such U.S. Common Shareholder is a "non-qualified party" will be deemed to have certified that such U.S. Common Shareholder is not a "non-qualified party". See "Notice to Shareholders in the United States".

Common Shareholders who (i) have validly deposited and not withdrawn their AU Common Shares using the original Letter of Transmittal (printed on blue paper) and, if applicable, the original Notice of Guaranteed Delivery (printed on grey paper) and (ii) wish to elect the Share Alternative, need take no further action to accept the Common Share Offer. Such Common Shareholders will be deemed to have requested to receive a tax election package (which can be used by them in the event that they receive a combination of cash and SWP Shares as a result of pro ration, and they wish to and are eligible to enter into a joint election with SWP to obtain a full or partial tax deferral as discussed in Section 4 of the Notice of Extension and Variation, "Variation of the Offers — Canadian Federal Income Tax Considerations"). Common Shareholders who (i) have validly deposited and not withdrawn their AU Common Shares using the original Letter of Transmittal (printed on blue paper) and, if applicable, the original Notice of Guaranteed Delivery (printed on grey paper) and (ii) wish to elect a Consideration Alternative other than the Share Alternative must withdraw their AU Common Shares by following the procedures set forth in Section 8 of the Original Offers, "Withdrawal of Deposited Securities" and redeposit their AU Common Shares following the procedures set out herein and in Section 3 of the Original Offers, "Manner of Acceptance". Questions and requests for assistance may be directed to Kingsdale Shareholder Services Inc. (the "Information Agent") at 1-866-301-3454.

Preferred Shareholders who have validly deposited (and not withdrawn) their AU Series A Preferred Shares need take no further action to accept the Preferred Share Offer.

See Section 6 of this Notice of Extension and Variation, "Replacement Letters of Transmittal and Replacement Notices of Guaranteed Delivery".

Conditions of the Offers

SWP reserves the right to withdraw or terminate either or both of the Offers and not take up and pay for any AU Shares deposited under either of the Offers, or extend the period of time during which either of the Offers is open for acceptance and delay taking up and paying for any AU Common Shares and/or AU Series A Preferred Shares deposited under either of the Offers, unless all of the conditions described in Section 5 of the Original Offers, "Conditions of the Offers" (as varied herein) are satisfied or waived by SWP on or prior to the Expiry Time. These conditions include, among others: (i) there being validly deposited under the Common Share Offer and not withdrawn at the Expiry Time at least that number of AU Common Shares that represents 75% of the outstanding AU Common Shares on a fully diluted basis; (ii) there being validly deposited under the Preferred Share Offer and not withdrawn at the Expiry Time at least that number of AU Series A Preferred Shares that represents 75% of the outstanding AU Series A Preferred Shares; (iii) Agricore having called a meeting of its Common Shareholders and the record date and the meeting date for such meeting being those requested by, or otherwise agreed to by, SWP; (iv) SWP having obtained assurances to its satisfaction that if the shareholders' resolution authorizing the continuance of Agricore under the *Canada Business Corporations Act* (the "**CBCA**") is passed, Agricore's board of directors will take the steps necessary to promptly implement it and take such other actions as are necessary or desirable to facilitate the continuance; and (v) the receipt of all necessary regulatory approvals, including under the *Competition Act* (Canada).

Subject to the terms and conditions of the Offers, SWP will take up and pay for AU Shares deposited under the Offers as soon as practicable after the Expiry Time.

Regulatory Approvals

The Offers are subject to the condition that all regulatory approvals shall have been received. All significant applications and filings for regulatory approvals, including application under the *Competition Act* (Canada), the

Insurance Companies Act (Canada) and the *Hart-Scott-Rodino Antitrust Improvements Act of 1976* (United States), have been submitted by SWP and are proceeding as expected.

On January 9, 2007, representatives of the Competition Bureau advised SWP's legal counsel that, despite the Competition Bureau's best efforts to that date, the Competition Bureau's review of the Offers would extend beyond January 24, 2007, the date the Competition Bureau originally targeted for completing its review of the Offers and communicating its preliminary conclusions to SWP. SWP understands that the Competition Bureau is endeavouring to complete its review of the Offers and to communicate its preliminary conclusions to SWP on or about February 16, 2007. This timing will enable SWP to enter into discussions with the Competition Bureau regarding any changes to the proposed acquisition of Agricore that may be necessary in order to obtain the Competition Bureau's approval of the Offers prior to the Expiry Date.

On December 21, 2006, SWP filed a Notification Form with the Antitrust Division of the United States Department of Justice (''**DOJ**'') and the Premerger Notification Office of the Federal Trade Commission (''**FTC**'') pursuant to the *Hart-Scott-Rodino Antitrust Improvements Act of 1976*, as amended, and the rules promulgated thereunder (the ''**HSR Act**''). The waiting period in respect of this filing was to have expired on January 22, 2007. Prior to the termination of the waiting period, representatives of the DOJ advised SWP that they would require additional time to review the competitive effects of the Offers. SWP voluntarily withdrew its December 21, 2006 filing with the FTC and DOJ and re-filed its Notification Form with the DOJ and FTC on January 22, 2007, so that an additional 30 day review period would be available to the DOJ. The waiting period in respect of SWP's second filing will expire at 11:59 p.m. on February 21, 2007.

See Section 3 of this Notice of Extension and Variation, ''Recent Developments — Regulatory Approvals''.

Canadian Federal Income Tax Considerations

A Common Shareholder resident in Canada who holds AU Common Shares as capital property and who elects to exchange those AU Common Shares for cash under the Cash Alternative will generally realize a capital gain (or capital loss) equal to the amount by which the sum of the cash received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Common Shareholder of such AU Common Shares. A Common Shareholder resident in Canada who holds AU Common Shares as capital property and who elects to exchange their AU Common Shares for SWP Shares under the Share Alternative will, unless such Common Shareholder chooses to treat the exchange as a taxable transaction, be deemed to have disposed of such AU Common Shares for proceeds of disposition equal to the Common Shareholder's adjusted cost base in respect of such AU Common Shares immediately before the exchange and to have acquired the SWP Shares received in exchange therefore at a cost equal to such proceeds of disposition. A Common Shareholder who holds AU Common Shares as capital property and who elects or is deemed to elect as a result of pro ration to exchange those AU Common Shares for a combination of cash and SWP Shares will (subject to entering into a joint tax election with SWP to obtain a full or partial tax deferral when available as described in Section 18 of the Circular, ''Canadian Federal Income Tax Considerations''), generally realize a capital gain (or capital loss) equal to the amount by which the fair market value, on the date of the disposition, of the SWP Shares and the cash received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Common Shareholder of such AU Common Shares.

A Preferred Shareholder resident in Canada who holds AU Series A Preferred as capital property and who disposes of those AU Series A Preferred Shares pursuant to the Preferred Share Offer will realize a capital gain (or capital loss) equal to the amount by which the cash received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Preferred Shareholder of those AU Series Preferred Shares.

A tax treatment of a Second Stage Transaction will depend on the exact nature of the transaction to be carried out. The tax consequences to a Shareholder of a Second Stage Transaction may differ from the tax consequences to such Shareholder of accepting the Common Share Offer or Preferred Share Offer, as the case may be.

Generally, Shareholders who are non-residents of Canada for purposes of the Tax Act will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of AU Shares to SWP under the Offers unless those AU Shares constitute ''taxable Canadian property'' (within the meaning of the Tax Act) to such Shareholders and the gain is not otherwise exempt from tax under the Tax Act or pursuant to an exemption contained in an applicable income tax convention.

Depositary

Computershare Investor Services Inc. is acting as depositary under the Offers. The Depositary will receive deposits of certificates representing AU Shares and accompanying Letters of Transmittal at the offices specified in the Letters of Transmittal. The Depositary will receive Notices of Guaranteed Delivery at its Toronto office specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and making payment for AU Shares purchased by SWP under the Offers.

Dealer Manager, Soliciting Dealer Group and Information Agent

SWP has retained Genuity Capital Markets to serve as the dealer manager for the Offers in Canada. The Dealer Manager has formed a soliciting dealer group comprised of members of The Investment Dealers Association of Canada and members of Canadian stock exchanges to solicit acceptances of the Offers. SWP will pay typical soliciting dealer fees in connection with the tender of AU Common Shares to the Common Share Offer.

SWP has also retained the services of Kingsdale Shareholder Services Inc. to serve as the information agent and to assist with Shareholder identification and communications in respect of the Offers. The Information Agent will receive reasonable and customary compensation for its services in connection with the Offers, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities that may arise out of the performance of its obligations as information agent.

Depositing Shareholders will not be obligated to pay any fee or commission if they accept an Offer by using the service of the Dealer Manager or transmitting their AU Shares directly to the Depositary.

Questions and requests for assistance concerning the Offers should be made directly to the Depositary, the Dealer Manager or the Information Agent. Their contact details are provided at the end of this Notice of Extension and Variation.

1r

QUESTIONS AND ANSWERS

The following list of questions and answers is intended to address some of the key aspects of the Offers. This is a summary only and is qualified by the detailed provisions contained in the Offers and Circular and this Notice of Extension and Variation. Agricore Shareholders are urged to read the Offers and Circular and this Notice of Extension and Variation in their entirety. Capitalized terms used but not defined in this summary are defined in the Notice of Extension and Variation and/or in the Offers and Circular.

1. WHO IS MAKING THE OFFERS?

The Offers are being made by Saskatchewan Wheat Pool Inc. (''**SWP**''), an integrated and diversified company that is engaged in three distinct but interrelated agri-businesses: (i) grain handling and marketing; (ii) agri-products; and (iii) agri-food processing. SWP is the largest handler and marketer of grain in Saskatchewan and is one of Western Canada's largest marketers of agri-products. Anchored by a Prairie-wide network, SWP connects Prairie producers to end-use markets in North America and around the world. SWP's common shares (''**SWP Shares**'') are listed and trade on the TSX under the symbol ''SWP''.

2. WHY IS SWP MAKING THE OFFERS AND WHAT ARE THE BENEFITS?

SWP believes that its proposed combination with Agricore is necessary for the long-term health of Canadian agri-business. Both SWP and Agricore are mid-sized players in an industry that is dominated by larger, international companies.

The Canadian grain industry has experienced difficult periods in the past due to a variety of reasons including low commodity prices and bad weather. Canadian agri-business has a history of consolidating during difficult times when business conditions are weak (e.g. following rail line rationalization and drought conditions). Although current business conditions are robust for all players, it is widely acknowledged in the industry that over-capacity is limiting returns and that there are many opportunities to improve efficiencies and build a strong base for the future.

SWP and Agricore have a historic opportunity to build a major Canadian agri-business that can compete with international players. The plan to merge the businesses would create a company with scale and scope to compete more effectively in a North American and global marketplace. Some of the benefits to Agricore Shareholders of the combination include:

- Common Shareholders having the option to receive cash, SWP Shares or any combination thereof, subject to pro ration.
- Common Shareholders receiving an implied offer value of $11.37 (based on the $8.37 closing trading price of SWP Shares on January 30, 2007 and assuming full pro ration), which represents an increase of 38% compared to the market price for the AU Common Shares on November 7, 2006, the last trading day prior to the announcement of SWP's intention to make the Offers.
- Preferred Shareholders receiving a significant premium over the trading price of the AU Series A Preferred Shares on November 7, 2006, the last trading day prior to the announcement of SWP's intention to make the Offers.
- For Common Shareholders that elect the Share Alternative, participating in a pro-rata sharing of synergies from a combined company estimated to equal $60 million annually.
- For Common Shareholders that elect the Share Alternative, receiving SWP Shares that have full common share voting rights and board representation unlike the current limited voting status of Agricore's limited voting common shares (''**AU Common Shares**'').
- Reducing business risk profile while improving financial stability and flexibility, including a substantial reduction in Agricore's debt profile.
- A combined company with a market capitalization approaching $1.5 billion, which should result in increased market liquidity for Agricore Shareholders.
- Liquidity should be further enhanced given SWP's current inclusion in the SWP/TSX Composite Index.

3. WHAT WILL I RECEIVE FOR MY AGRICORE SHARES?

Under the Common Share Offer, SWP will acquire your AU Common Shares for cash and/or SWP Shares. Each Agricore Common Shareholder will be able to elect to receive all cash (based on $11.33 per AU Common Share), all SWP Shares (based on an exchange ratio of 1.3601 SWP Shares per AU Common Share), or a combination of the two, in each case subject to pro ration. Pro rations are subject to the maximum cash available of $180.8 million, or $3.00 per AU Common Share if all shareholders elect cash, and a maximum of 60.3 million SWP Shares, or an exchange ratio of 1.00 SWP Share per AU Common Share if all Common Shareholders elect to receive SWP Shares. The closing trading price of SWP Shares on January 30, 2007 was $8.37, which implies an offer value of $11.37 for each AU Common Share assuming full pro ration. The implied offer value of $11.37 represents a 38% increase to the $8.24 closing price of AU Common Shares on November 7, 2006, the last trading day prior to SWP's announcement of its intention to make the Offers.

Preferred Shareholders will receive Cdn.$24.00 in cash for each Agricore Series A convertible preferred share ("**AU Series A Preferred Share**") plus accrued and unpaid dividends.

From the announcement of SWP's intention to make the Offers on November 7, 2006 to January 30, 2007, the price of AU Common Shares has increased from $8.24 to $11.74, representing an increase of 42%.

The Offer for the AU Series A Preferred Shares represents a 45% premium over the volume-weighted average trading prices for the 20 trading days prior to the announcement of SWP's intention to make the Offer and a 51% premium to the closing price on the last trading day prior to such announcement.

It is important that you obtain the current market price for SWP Shares and AU Shares. This information is available through various sources, including through your financial advisor or broker or on the Internet at www.tsx.com.

4. WHAT HAPPENS IF I DO NOT PROPERLY ELECT CASH OR SHARES FOR MY AU COMMON SHARES?

If you do not make an election, or do not make a valid election, we will assume you have elected to receive the Share Alternative for your AU Common Shares.

5. WHAT DO I NEED TO DO NOW?

It is important to carefully review the Offers and Circular and this Notice of Extension and Variation, and to seek advice from your stockbroker or other financial advisor. If you wish to accept an Offer, you should tender your AU Shares by following the instructions in the Circular and this Notice of Extension and Variation by the expiry date of 5:00 p.m. (Toronto time) on March 7, 2007. The Circular has been mailed to current Agricore Shareholders and is available on SWP's website at http://www.swp.com/Catalyst/ and on the SEDAR website at www.sedar.com.

6. HOW DO I TENDER MY AGRICORE SHARES TO THE OFFERS?

To tender your AU Shares to the Offers, you must complete the documentation and follow the instructions provided by your broker or other nominee. If you have any questions, you may contact Kingsdale Shareholder Services Inc. toll-free at 1-866-301-3454 and follow the instruction sheets posted to SWP's website at http://www.swp.com/Catalyst/.

7. WHAT ARE THE CONDITIONS TO THE OFFERS?

SWP reserves the right to withdraw or terminate the Offers and not take up and pay for any AU Shares deposited under the Offers unless the conditions described in Section 5 of the Original Offers, "Conditions of the Offers" (as varied herein), are satisfied or waived by SWP at or prior to the Expiry Time. The Offers are conditional upon, among other things, there being validly deposited at the Expiry Time, (i) at least 75% of the outstanding AU Common Shares on a fully diluted basis and (ii) at least 75% of the outstanding AU Series A Preferred Shares. See Section 5 of the Original Offers, "Conditions of the Offers" and Section 4 of this Notice of Extension and Variation, "Variation of Offers — Conditions of the Offers".

8. WHEN WILL THE OFFERS EXPIRE?

The Offers are open for acceptance until 5:00 p.m. (Toronto time) on March 7, 2007 unless further extended or withdrawn by SWP.

9. I HAVE ALREADY TENDERED MY SHARES, WHAT DO I NEED TO DO NOW? I WOULD PREFER TO RECEIVE CASH, WHAT STEPS MUST I TAKE NOW? IF I OPT TO RECEIVE CASH AM I GUARANTEED TO RECEIVE A FULL CASH PAYOUT? I DO NOT WANT TO RECEIVE CASH AND PREFER TO RECEIVE SWP SHARES, HOW DO I PROCEED?

If you have already tendered your AU Common Shares and you would like to receive SWP Shares you do not need to do anything further. You will be deemed to have requested to receive a tax election package.

If you have tendered your AU Common Shares and you would like to now receive cash or a combination of cash and SWP Shares you will need to withdraw the AU Common Shares you have tendered by following the procedures in Section 8 of the Original Offers, "Withdrawal of Deposited Securities" (a copy of the Circular is available at www.swp.com, by calling Kingsdale Shareholder Services at 1-866-301-3454 or on the SEDAR website at www.sedar.com) and redeposit your AU Common Shares following the procedures set out in Section 6 of this Notice of Extension and Variation, "Replacement Letters of Transmittal and Replacement Notices of Guaranteed Delivery" and Section 3 of the Original Offers, "Manner of Acceptance".

If you opt to receive cash for your AU Common Shares you are not guaranteed to receive a full cash payout. Cash payments will be pro rated subject to maximum cash available of $180.8 million, or $3.00 per AU Common Share if all Common Shareholders elect cash.

If you do not want to receive cash and prefer to receive SWP Shares and you have already tendered your AU Common Shares you do not need to do anything further. If you do not want to receive cash and prefer to receive SWP Shares and you have not yet tendered your AU Common Shares you should follow the tender instructions in Section 6 of this Notice of Extension and Variation, "Replacement Letters of Transmittal and Replacement Notices of Guaranteed Delivery" and select Choice B — The Share Alternative on page 2 of the replacement Letter of Transmittal (printed on blue paper).

If you elect to receive shares you are not guaranteed to receive all of your consideration in shares. The number of shares distributed will be pro rated subject to a maximum number of shares available of 60.3 million, or 1.00 SWP Share per AU Common Share if all Common Shareholders elect shares.

If you have already tendered your AU Series A Preferred Shares, you do not need to do anything further.

10. WHY HAS SWP DECIDED TO OFFER CASH IN ADDITION TO SHARES?

The cash component was added for those Agricore Common Shareholders who would prefer to receive cash for their AU Common Shares in response to feedback SWP received from the market. Agricore Common Shareholders may elect to receive all cash, all shares, or alternatively any combination thereof, subject to availability under the pro ration pools.

11. WHAT HAPPENS IF I TENDER MY SHARES AND SWP WITHDRAWS ITS OFFERS?

If SWP withdraws the Offers, any AU Shares that have been deposited will be promptly returned to the holder.

12. WHAT HAPPENS IF I DON'T TENDER MY AGRICORE SHARES TO THE OFFERS BUT MORE THAN 75% OF AGRICORE SHAREHOLDERS DO?

If there are enough AU Common Shares tendered to the Common Shares Offer, SWP currently intends to continue Agricore under the *Canada Business Corporations Act* and would then consider various means of acquiring, directly or indirectly, all of the remaining AU Common Shares in accordance with applicable law. You are urged to read the Circular and Offers, paying particular attention to Section 17 of the Circular, "Acquisition of Securities Not Deposited Under the Offers" and Section 18 of the Circular, "Canadian Federal Income Tax Considerations — Subsequent Acquisition Transaction", for additional information.

It is SWP's current intention to take up and pay for AU Series A Preferred Shares tendered to the Preferred Share Offer only if it takes up and pays for AU Common Shares under the Common Share Offer. Please refer to Section 17 of the Circular, "Acquisition of Securities Not Deposited Under the Offers" and Section 18 of the Circular, "Canadian Federal Income Tax Considerations — Redemption of AU Series A Preferred Shares", for additional information.

13. WILL AGRICORE SHARES STILL BE LISTED ON THE TORONTO STOCK EXCHANGE IF THE OFFERS ARE SUCCESSFUL?

If the Offers are successful, and any of the transactions described in Section 17 of the Circular, "Acquisition of Securities Not Deposited Under the Offers" are completed, AU Shares will be de-listed from the Toronto Stock Exchange upon completion of the transaction.

14. WHO CAN I CONTACT IF I HAVE QUESTIONS?

Questions and requests for assistance may be directed to the Information Agent for the Offers:

Kingsdale Shareholder Services Inc.
The Exchange Tower
Suite 2950, Box 361
130 King Street West
Toronto, Ontario M5X 1E2
Toll Free: 1-866-301-3454 (North America)
Email: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271 Toll Free Facsimile: 1-866-545-5580
Banks and Brokers Call Collect: 416-867-2272

You may also contact Genuity Capital Markets (contact information is provided at the end of this Notice of Extension and Variation), your investment dealer, stockbroker, bank manager, accountant, lawyer or professional advisor for assistance.

NOTICE OF EXTENSION AND VARIATION

January 31, 2007

TO: THE HOLDERS OF AU COMMON SHARES AND AU SERIES A PREFERRED SHARES OF AGRICORE

By notices delivered to the Depositary, SWP has extended and varied (a) the Common Share Offer to purchase all of the outstanding AU Common Shares on the revised basis of, at the election of each Common Shareholder, (i) Cdn.$11.33 in cash per AU Common Share, or (ii) 1.3601 common shares of SWP (the "**SWP Shares**") per AU Common Share, or (iii) any combination thereof; subject, in each case, to pro ration as set forth herein and (b) the Preferred Share Offer to purchase all of the outstanding AU Series A Preferred Shares for Cdn.$24.00 in cash for each AU Series A Preferred Share, plus any accrued and unpaid dividends to the date the AU Series A Preferred Shares are taken up under the Preferred Share Offer; in each case upon the terms and subject to the conditions set forth in the Offers and Circular and this Notice of Extension and Variation. As a result of Agricore's redemption of the Convertible Debentures on January 10, 2007, there are no longer any Convertible Debentures outstanding. Accordingly, the Debenture Offer has expired and is not being extended.

Except as otherwise set forth in this Notice of Extension and Variation and the replacement Letters of Transmittal and replacement Notices of Guaranteed Delivery, the terms and conditions previously set forth in the Offers and Circular, the original Letters of Transmittal and the original Notices of Guaranteed Delivery (collectively, the "**Original Offers**") continue to be applicable in all respects and this Notice of Extension and Variation should be read in conjunction with the Original Offers. Unless the context requires otherwise, terms not defined herein have the meanings set forth in the Original Offers. The term "Offers" as used in this Notice of Extension and Variation means the Original Offers, as amended by this Notice of Extension and Variation. All currency amounts expressed herein, unless otherwise indicated, are expressed in Canadian dollars.

1. Revised Consideration Offered for AU Common Shares

SWP has amended the Common Share Offer to revise the consideration offered to Common Shareholders from 1.35 SWP Shares per AU Common Share to, at the election of each Common Shareholder, (a) Cdn.$11.33 in cash per AU Common Share (the "**Cash Alternative**"), or (b) 1.3601 SWP Shares per AU Common Share (the "**Share Alternative**"), or (c) any combination of the Cash Alternative and the Share Alternative, subject, in each case, to pro ration based upon the maximum amount of cash and SWP Shares offered as set forth below.

Assuming that either all Common Shareholders tendered to the Cash Alternative or all Common Shareholders tendered to the Share Alternative, each Common Shareholder would be entitled to receive Cdn.$3.00 in cash and 1.00 SWP Share for each AU Common Share tendered, subject to adjustment for fractional shares.

Any Common Shareholder who (i) deposits AU Common Shares using the original Letter of Transmittal and, if applicable, the original Notice of Guaranteed Delivery, (ii) does not complete the appropriate replacement Letter of Transmittal and, if applicable, the replacement Notice of Guaranteed Delivery, electing a Consideration Alternative, or (iii) does not properly elect a Consideration Alternative in the replacement Letter of Transmittal and, if applicable, the replacement Notice of Guaranteed Delivery, with respect to any AU Common Shares deposited by such Common Shareholder pursuant to the Common Share Offer will be deemed to have elected the Share Alternative. Such Common Shareholders will also be deemed to have requested to receive a tax election package. See Section 4 of this Notice of Extension and Variation, "Variation of the Offers — Canadian Federal Income Tax Considerations".

The maximum amount of cash payable by SWP pursuant to the Common Share Offer shall not exceed $180.8 million (the "**Maximum Cash Consideration**") (which is based on $3.00 multiplied by the number of outstanding AU Common Shares on a fully diluted basis on January 10, 2007). The maximum number of SWP Shares issuable by SWP pursuant to the Common Share Offer shall not exceed 60.3 million SWP Shares (the "**Maximum Share Consideration**") (which is based on 1.00 multiplied by the number of outstanding AU Common Shares on a fully diluted basis on January 10, 2007).

The consideration payable under the Common Share Offer will be pro rated on each date (a "**Take-Up Date**") upon which SWP takes up or acquires AU Common Shares pursuant to the Common Share Offer as necessary to ensure that the total aggregate consideration payable under the Common Share Offer and in any Subsequent

Acquisition Transaction does not exceed the Maximum Cash Consideration and the Maximum Share Consideration and will be based on the number of AU Common Shares acquired in proportion to the number of outstanding AU Common Shares on a fully diluted basis at the Take-Up Date. The actual consideration to be received by a Common Shareholder electing the Cash Alternative (a "**Cash Electing Shareholder**") and a Common Shareholder electing (or deemed to be electing) the Share Alternative (a "**Share Electing Shareholder**") will be determined in accordance with the following:

(a) the aggregate amount of cash that SWP will pay as consideration for AU Common Shares pursuant to the Common Share Offer on any Take-Up Date shall not exceed the Maximum Cash Consideration multiplied by a fraction, the numerator of which is the number of AU Common Shares to be taken up on such Take-Up Date and the denominator of which is the number of outstanding AU Common Shares on a fully diluted basis (the "**Maximum Take-Up Date Cash Consideration**");

(b) the aggregate number of SWP Shares that SWP will issue as consideration for AU Common Shares pursuant to the Common Share Offer on any Take-Up Date shall not exceed the Maximum Share Consideration multiplied by a fraction, the numerator of which is the number of AU Common Shares to be taken up on such Take-Up Date and the denominator of which is the number of outstanding AU Common Shares on a fully diluted basis (the "**Maximum Take-Up Date Share Consideration**");

(c) if, on any Take-Up Date, the aggregate cash consideration that would otherwise be payable by SWP to Cash Electing Shareholders in respect of their AU Common Shares to be taken up on such Take-Up Date exceeds the Maximum Take-Up Date Cash Consideration, the amount of cash consideration available to those Cash Electing Shareholders will be allocated pro rata (on a per share basis) among such Cash Electing Shareholders in an amount equal to the aggregate amount of the cash sought by each such Cash Electing Shareholder multiplied by a fraction, the numerator of which is the Maximum Take-Up Date Cash Consideration and the denominator of which is the aggregate amount of the cash consideration sought by those Cash Electing Shareholders in respect of their AU Common Shares to be taken up on such Take-Up Date, and each such Cash Electing Shareholder will receive SWP Shares (or cash in lieu of any fractional SWP Share) as consideration for any balance which exceeds the amount of cash so allocated to the Cash Electing Shareholder (calculated by valuing each SWP Share at $8.33); and

(d) if, on any Take-Up Date, the number of SWP Shares that would otherwise be issuable to Share Electing Shareholders in respect of their AU Common Shares to be taken up on such Take-Up Date exceeds the Maximum Take-Up Date Share Consideration, the number of SWP Shares available to those Share Electing Shareholders will be allocated pro rata (on a per share basis) among such Share Electing Shareholders in an amount equal to the number of SWP Shares sought by each such Share Electing Shareholder in respect of its AU Common Shares to be taken up on such Take-Up Date multiplied by a fraction, the numerator of which is the Maximum Take-Up Date Share Consideration and the denominator of which is the aggregate number of SWP Shares sought by those Share Electing Shareholders in respect of their AU Common Shares to be taken up on such Take-Up Date, rounded down to the nearest whole number, and each such Share Electing Shareholder will receive cash as consideration for any balance which exceeds the number of SWP Shares allocated to the Share Electing Shareholder (calculated by valuing each SWP Share at $8.33).

For the purposes of the calculations, if any Common Shareholder elects more than one Consideration Alternative, such Common Shareholder will be considered as a separate Common Shareholder with respect to each Consideration Alternative elected.

All references in the Original Offers to the Common Share Consideration are amended to reflect the foregoing changes. SWP has also varied the Offers by deleting "to pay for fractional SWP Shares otherwise issuable" in the third paragraph of Section 7 of the Original Offers, "Payment for Deposited Securities".

SWP has varied the Offers by adding the following definitions to the glossary:

"**Cash Alternative**" means Cdn.$11.33 in cash per AU Common Share;

"**Cash Electing Shareholder**" means a Common Shareholder electing the Cash Alternative;

"**Consideration Alternative**" means the Cash Alternative, the Share Alternative or any combination thereof;

"**Maximum Cash Consideration**" means $180.8 million;

"**Maximum Share Consideration**" means 60.3 million SWP Shares;

"**Maximum Take-Up Date Cash Consideration**" means, in respect of a Take-Up Date, the Maximum Cash Consideration multiplied by a fraction, the numerator of which is the number of AU Common Shares to be taken up on such Take-Up Date and the denominator of which is the number of outstanding AU Common Shares on a fully diluted basis;

"**Maximum Take-Up Date Share Consideration**" means, in respect of a Take-Up Date, the Maximum Share Consideration multiplied by a fraction, the numerator of which is the number of AU Common Shares to be taken up on such Take-Up Date and the denominator of which is the number of outstanding AU Common Shares on a fully diluted basis;

"**Share Alternative**" means 1.3601 SWP Shares per AU Common Share;

"**Share Electing Shareholder**" means a Common Shareholder electing (or deemed to be electing) the Share Alternative; and

"**Take-Up Date**" means a date upon which SWP takes up or acquires AU Common Shares pursuant to the Common Share Offer.

2. Extension of the Common Share Offer and the Preferred Share Offer

SWP has extended the Expiry Date for the Common Share Offer and the Preferred Share Offer from January 24, 2007 to March 7, 2007, unless SWP further extends the period during which such Offers are open for acceptance pursuant to Section 6 of the Original Offers, "Extension, Variation or Change of the Offers". Accordingly, the definition of "Expiry Date" in the Original Offers is amended to read as follows:

"**Expiry Date**" means March 7, 2007, or such later date or dates to which either or both of the Offers may be extended from time to time by the Offeror in accordance with Section 6 of the Offers, "Extension, Variation or Change of the Offers";

3. Recent Developments

Bought Deal and Private Placement Financing

On January 25, 2007, SWP announced a $70 million public subscription receipt offering on a bought deal basis through Genuity Capital Markets and TD Securities Inc. (the "**Underwriters**") at a price of $8.10 per subscription receipt (the "**Public Offering**"). On January 26, 2007, SWP announced that it had amended its bought deal agreement with the Underwriters to increase the Public Offering from $70 million to $100 million.

Pursuant to the Public Offering, SWP will issue 12,350,000 subscription receipts (the "**Offered Subscription Receipts**") of SWP for gross proceeds of $100,035,000. If SWP takes-up any AU Common Shares under the Common Share Offer at or before April 30, 2007, the Offered Subscription Receipts will be exchanged for SWP Shares on the date of the initial take-up and holders of the Offered Subscription Receipts will be entitled to receive, on the exchange of each such Offered Subscription Receipt, without payment of additional consideration or further action, one SWP Share, plus an amount (less applicable withholding tax, if any) per Offered Subscription Receipt equal to the amount that would have been declared by SWP as dividends on an SWP Share issuable on the exchange of such Offered Subscription Receipt, if such SWP Share had been issued on the date of the closing of the Public Offering in lieu of the Offered Subscription Receipt.

SWP has also granted an option to the Underwriters, exercisable in whole or in part for a period of 30 days from the closing of the Public Offering, to purchase up to an additional 1,852,500 Offered Subscription Receipts at the issue price of $8.10.

On the closing of the Public Offering, half of the Underwriters' fee, being 2% of the gross proceeds of the Public Offering together with any reasonable expenses incurred by the Underwriters in connection with the Public Offering, will be paid by SWP to the Underwriters from cash on hand. The other half of the Underwriters' fee, being an additional 2% of the gross proceeds of the Public Offering, will be held as part of the gross proceeds from the sale of Offered Subscription Receipts (the "**Escrowed Funds**") by Computershare Trust Company of Canada, as escrow agent (the "**Escrow Agent**") under an agreement to be dated the date of closing of the Public Offering between SWP, the Underwriters and the Escrow Agent (the "**Subscription Receipt Agreement**") governing the terms of the Offered Subscription Receipts, and is payable following the initial take-up by SWP, at or before 5:00 p.m. (Toronto time) on

April 30, 2007, of AU Common Shares under the Common Share Offer. If SWP does not take-up AU Common Shares under the Common Share Offer, at or before 5:00 p.m. (Toronto time) on April 30, 2007 or if the Common Share Offer is terminated at any earlier time or SWP otherwise publicly announces that it does not intend to proceed with the Common Share Offer, the portion of the Underwriters' fee held as part of the Escrowed Funds will not be payable to the Underwriters.

In addition to the Public Offering, SWP will complete a private placement of 15,753,086 subscription receipts (the "**Private Placement Subscription Receipts**") of SWP with Third Avenue Management LLC ("**Third Avenue**") pursuant to which, on behalf of various funds and accounts over which Third Avenue has exclusive investment authority (the "**Third Avenue Accounts**"), Third Avenue has agreed to purchase the Private Placement Subscription Receipts for gross proceeds to SWP of $125,047,997 (the "**Private Placement**"). The terms of the Private Placement Subscription Receipts will be governed by a separate subscription receipt agreement to be dated the date of closing of the Private Placement between the Escrow Agent, the Underwriters, as agents under the Private Placement, and SWP (the "**Private Placement Subscription Receipt Agreement**"), which will be substantially similar to be Subscription Receipt Agreement, except as described below.

Under the terms of the Private Placement, SWP has agreed to pay an agency fee equal to $0.1215 for each Private Placement Subscription Receipt to the Underwriters, in their capacities as agents under the Private Placement (the "**Agency Fee**"). Following the closing of the Private Placement, the fees payable to the Underwriters will be held in escrow by the Escrow Agent and will be payable following the initial take-up by SWP, at or before 5:00 p.m. on April 30, 2007, of AU Common Shares under the Common Share Offer. If SWP does not take-up AU Common Shares under the Common Share Offer at or before 5:00 p.m. (Toronto time) on April 30, 2007 or if the Common Share Offer is terminated at any earlier time, the Agency Fee will be refunded along with the remaining gross proceeds of the Private Placement to the purchasers of the Private Placement Subscription Receipts. However, the reasonable expenses of the Underwriters incurred in connection with the Private Placement will be paid by SWP out of cash on hand at the time of closing of the Private Placement.

The Private Placement Subscription Receipt Agreement will provide that if SWP takes up AU Common Shares under the Common Share Offer at or before 5:00 p.m. (Toronto time) on April 30, 2007, Third Avenue will only exchange such number of Private Placement Subscription Receipts for SWP Shares as (i) would not require a filing to be made by SWP and Third Avenue under the HSR Act or (ii) is permitted pursuant to any exemption available under the HSR Act. Only the gross proceeds in connection with the Private Placement Subscription Receipts so exchanged will be released by the Escrow Agent to SWP. In the event that Third Avenue is not entitled to exchange all such Private Placement Subscription Receipts in connection with SWP's initial take up of AU Common Shares under the Common Share Offer, such unexchanged Private Placement Subscription Receipts will be exchangeable by SWP from time to time at or before 5:00 p.m. (Toronto time) on June 15, 2007 (the "**Return Time**"), so long as (A) such further exchange (i) does not require a filing to be made by SWP and Third Avenue pursuant to the HSR Act or (ii) is permitted pursuant to any exemption available under the HSR Act, or (B) in the event that SWP and Third Avenue file Notification and Report Forms with the FTC and the DOJ, the applicable waiting period has expired or been terminated. If all of the Private Placement Subscription Receipts have not been exchanged at or before the Return Time, SWP may either, at its option, (i) direct the Escrow Agent to, at the Return Time, refund the portion of the gross proceeds attributable to the unexchanged Private Placement Subscription Receipts, together with a pro rata portion of the interest (if any) earned by the Escrow Agent on such proceeds (the "**Return Amount**") or (ii) arrange for a new purchaser to purchase the unexchanged Private Placement Subscription Receipts at the Return Time for the Return Amount. No portion of the Return Amount will be necessary in order to allow SWP to satisfy the cash component of the purchase price for AU Common Shares acquired under the Common Share Offer.

Closing of both the Public Offering and the Private Placement are expected to occur on or about February 15, 2007 and are expected to occur simultaneously as each is conditional upon completion of the other.

See Section 4 of this Notice of Extension and Variation, "Variation of Offers — Source of Offered Consideration".

SWP/GSU Pension Plan

In fiscal 2006, SWP recorded a charge of $15 million in connection with potential obligations with respect to the SWP/Grain Services Union pension plan (the "**Plan**"). Management has revisited the "Provision for Pension Settlement relating to the Plan" in SWP's second quarter of fiscal 2007 and intends to record an additional charge of $5 million to reflect SWP's best estimate at this time of the minimum cost to SWP of resolving the dispute. While it is uncertain as to the manner in which this matter will ultimately be resolved, in the opinion of SWP's management it is likely that the minimum cost to SWP will be $20 million. There is a continuing risk that SWP may ultimately be held responsible for an increase in contributions beyond this $20 million provision. On November 20, 2006 after reviewing further submissions from SWP and the Grain Services Union ("**GSU**"), the Office of the Superintendant of Financial Institutions ("**OSFI**") issued a Direction requiring SWP to make payments of deficiency arrears of $6.8 million before November 30, 2006 and ongoing quarterly instalments relating to the solvency deficiency of approximately $2.2 million as they fall due thereafter. OSFI and SWP are discussing terms on which OSFI's Direction may be stayed pending the outcome of the legal proceedings. A formal valuation at December 31, 2006 is being conducted to determine the extent of the solvency deficiency and is due to be filed with OSFI by June 30, 2007. SWP has received a preliminary estimate that the solvency deficiency is approximately $29 million as of December 31, 2006.

See Section 4 of this Notice of Extension and Variation, "Variation of the Offers — Risk Factors".

Response to Agricore's Directors' Circular

On December 13, 2006, the board of directors of Agricore issued its directors' circular (the "**Agricore Directors' Circular**") in which the board of directors of Agricore unanimously recommended that Shareholders reject the Offers and not tender their securities to SWP. The recommendation and the reasons cited therefor are outlined in the Agricore Directors' Circular. The Agricore Directors' Circular also stated that the board of directors of Agricore has been advised by Archer Daniels Midland Company ("**ADM**"), Agricore's principal securityholder holding 28% of the AU Common Shares, that ADM has reviewed the Offers and considered them, on their original terms, to be inadequate and accordingly, did not intend to accept the Offers as originally made. However, the Agricore Directors' Circular indicated that ADM is open to considering alternative control transactions involving Agricore, including from SWP, that fairly value Agricore's securities.

SWP continues to be excited about the proposed transaction and is committed to working with the relevant parties to see the process to a successful conclusion.

SWP believes that its proposed combination with Agricore is necessary for the long-term health of Canadian agri-business. Both SWP and Agricore are mid-sized players in an industry that is dominated by larger, international companies.

The Canadian grain industry has experienced difficult periods in the past due to a variety of reasons including low commodity prices and bad weather. Canadian agri-business has a history of consolidating during difficult times when business conditions are weak (e.g. following rail line rationalization and drought conditions). Although current business conditions are robust for all players, it is widely acknowledged in the industry that over-capacity is limiting returns and that there are many opportunities to improve efficiencies and build a strong base for the future.

SWP and Agricore have a historic opportunity to build a major Canadian agri-business that can compete with the international players. The plan to merge the businesses would create a company with scale and scope to compete more effectively in a North American and global marketplace. Some of the benefits to Shareholders of the combination include:

- Common Shareholders having the option to receive cash, SWP Shares or any combination thereof, subject to pro ration.
- Common Shareholders receiving an implied offer value of $11.37 (based on the $8.37 closing trading price of SWP Shares on January 30, 2007 and assuming full pro ration), which represents an increase of 38% compared to the market price of the AU Common Shares on November 7, 2006, the last trading day prior to the announcement of SWP's intention to make the Offers.
- Preferred Shareholders receiving a significant premium over the trading price of the AU Series A Preferred Shares on November 7, 2006, the last trading day prior to the announcement of SWP's intention to make the Offers.

- Share Electing Shareholders participating in a pro-rata sharing of synergies from a combined company estimated to equal $60 million annually.
- Share Electing Shareholders receiving SWP Shares that have full common share voting rights and board representation unlike the current limited voting status of AU Common Shares.
- Reducing business risk profile while improving financial stability and flexibility, including a substantial reduction in Agricore's debt profile.
- A combined company with a market capitalization approaching $1.5 billion, which should result in increased market liquidity for Common Shareholders.
- Liquidity should be further enhanced given SWP's current inclusion in the SWP/TSX Composite Index.

SWP has the following comments on matters addressed by the board of directors of Agricore in the Agricore Director's Circular:

(a) **The Offers Represent Full and Fair Value For Shareholders**

The Agricore Directors' Circular states that the Common Share Offer is financially inadequate and does not provide an appropriate change of control premium. The fairness opinions that Agricore's board of directors relied on to come to this conclusion are of limited value. These opinions do not:

- indicate the fair value of the AU Shares or set out any valuation analysis; or
- indicate how the market price of the AU Shares would be affected if our Offers were to expire or be withdrawn.

The Offers provide a very favourable premium for the AU Shares. The Cash Alternative provides Common Shareholders with Cdn.$11.33 in cash per AU Common Share, which represents an increase of 38% compared to the market price for the AU Common Shares on November 7, 2006, the last trading day prior to the announcement of SWP's intention to make the Offers. This compares favourably to the average bid premium of approximately 30% for Canadian transactions between 2000 to 2006.

Furthermore, from the announcement of SWP's intention to make the Offers on November 7, 2006 to January 30, 2007, the AU Common Share price has increased from $8.24 to $11.74, representing an increase of 42%.

The Preferred Share Offer represents a 45% premium over the volume-weighted average trading prices for the 20 trading days prior to the announcement and a 51% premium to the closing price on the last trading day prior to announcement.

(b) **Agricore's Strategic Alternative Review Process Has Failed to Yield Any Apparent Results**

Agricore has been aware of SWP's interest in merging the two companies since October 2005. Following SWP's public announcement on November 7, 2006 of its intention to make the Original Offers, the board of directors of Agricore issued a press release on November 10, 2006 announcing that the board had appointed a special committee to review strategic alternatives available to Agricore and engaged Scotia Capital Inc. and Blair Franklin Capital Partners Inc. as financial advisors. Since the public announcement of the Offers, the directors of Agricore have had approximately three months to enter into a value maximizing transaction. To date, no superior proposal or strategic alternative, other than the Offers, has been announced and it is impossible to predict what, if anything, will emerge from the special committee's process. SWP believes that the board of Agricore will have had more than sufficient time to exhaust strategic alternatives by the Expiry Date.

(c) **Requests for Information Have Not Been Met**

- **Synergy Disclosure** — SWP's estimates of the anticipated $60 million annual synergies from the proposed combination of SWP and Agricore have been derived from publicly available information about Agricore, SWP's general knowledge about the businesses and operations of SWP and Agricore, and an assessment of the range of possible outcomes that may arise out of discussions with the Competition Bureau regarding the terms on which SWP may acquire Agricore. SWP has suggested to Agricore that more detailed disclosure regarding anticipated synergies could be made available to Agricore Shareholders if SWP and Agricore were to share information (to the extent permitted by applicable law). Agricore, through its counsel, has suggested that this request is irrelevant and Agricore has not provided any additional information to SWP. After completion of the Competition Bureau's review of the Offers, SWP will be in a position to more specifically identify the available synergies. At that time, SWP will review its synergy disclosure and will provide an updated assessment if appropriate in the circumstances.

- **Agreements with ADM** — SWP has requested copies of Agricore's agreements with ADM. Agricore has advised SWP that, after consulting with ADM, it will only provide copies of such agreements to SWP on a confidential basis. SWP believes that these material agreements should be publicly available. Since SWP has not been willing to undertake to keep them confidential, SWP has not received access to Agricore's agreements with ADM.

  Agricore's recent public disclosure confirms that Agricore's agreements with ADM do not restrict ADM from disposing its AU Common Shares to the Offers. Agricore has confirmed to SWP that such agreements also do not restrict ADM, as an Agricore shareholder, from discussing its position on the Offers with SWP.

- **Change of Control Provisions** — The Agricore Directors' Circular outlines new disclosure regarding change of control provisions contained in the terms of Agricore's senior debt facilities. See "Agricore Debt" below. To SWP's knowledge, public disclosure of these change of control provisions had not previously been made available by Agricore. In order to assess the impact of these provisions on the Offers and the respective shareholder groups of SWP and Agricore, SWP requested a copy of the relevant credit agreements and indentures in their current form, the names of the lenders thereunder and a description of the circumstances and timing surrounding the adoption of the change of control provisions and other amendments to those indentures. Despite the valuable information such documents may contain, Agricore has advised SWP that it is not entitled to copies of the relevant documentation.

  The Agricore Directors' Circular also refers to other financing and operational agreements which may provide a right of termination or other remedy in favour of third parties upon the occurrence of a change of control of Agricore. SWP has also requested disclosure of these arrangements in order to assess their impact on the Offers and the respective shareholder groups of SWP and Agricore. Again, Agricore has advised SWP that it is not entitled to copies of these agreements.

(d) **Agricore May Ignore Shareholders Support for Continuance**

The Agricore Directors' Circular suggests that even if 75% of Agricore's Common Shareholders tender to the Common Share Offer and direct Agricore to continue under the CBCA, Agricore is not obligated to cooperate with SWP in effecting a continuance of Agricore under the CBCA, a key step in SWP's plans to combine Agricore and SWP.

SWP requested clarification of Agricore's position and has been advised by Agricore that even if 75% of Common Shareholders tender to the Common Share Offer thereby authorizing Agricore's board of directors to apply to continue Agricore under the CBCA (as permitted by Agricore's governing legislation), Agricore's board of directors retains the discretion to determine whether an application for continuance should be made.

Agricore's response suggests that its board of directors may not cooperate with SWP by giving effect to the will of Agricore's Common Shareholders which, at that point, will have been clearly and overwhelmingly expressed by the tender to the Offers.

(e) **United Grain Growers Act**

The Agricore Directors' Circular contains a summary of certain parts of the United Grain Growers Act. However, the disclosure omits a description of subsection 24(2) of the United Grain Growers Act, which provides that after continuance under the CBCA, all of the directors of Agricore are to be elected by the shareholders and that there are to be no qualifications required for directors other than those required by the CBCA. Upon continuance under the CBCA, the United Grain Growers Act will no longer apply to Agricore.

The Agricore Directors' Circular goes on to suggest that SWP needs to provide additional details of how a combination of SWP and Agricore would be effected following a continuance to the CBCA in order for Agricore to assess whether a special act of the Parliament of Canada would be required. However, the effect of the United Grain Growers Act is clear — upon continuance, the CBCA in its entirety would apply to Agricore and the directors of Agricore would be selected by the shareholders of Agricore and not its members.

Redemption of Convertible Debentures

On January 10, 2007 Agricore redeemed all of the outstanding Convertible Debentures and settled the principal amount by issuing AU Common Shares and the interest in cash. As a result, the Debenture Offer has expired and is not being extended.

Agricore Debt

In the Agricore Directors' Circular, Agricore disclosed that it had undertaken a review of its material contracts to determine whether there were any change of control provisions that would be material in the context of the Offers. The Agricore Directors' Circular indicates that under the terms of Agricore's two trust indentures which govern senior secured notes issued by Agricore, having an aggregate outstanding principal amount of $150.8 million as of October 31, 2006, Agricore will have to make an offer within five days of the Offers being successful to redeem such notes on a redemption date not less than 30 and not more than 60 days from the date of such offer. The Agricore Directors' Circular disclosed that the redemption cost for these notes would have been $149.9 million of principal repayment and $35.1 million of "make whole payments" if the change of control resulting from the Offers being successful had occurred on December 12, 2006 and all noteholders accepted such offers to redeem. The Agricore Directors' Circular also disclosed that a change of control of Agricore resulting from the Offers being successful would trigger an event of default under its senior revolving and term credit facilities thereby entitling the lenders to, among other things, suspend further advances of revolving credit and declare any amounts outstanding thereunder to be immediately due and payable. An event of default under these senior credit facilities would also trigger an event of default under the trust indentures referred to above. The Agricore Directors' Circular further disclosed that there were outstanding advances under Agricore's senior revolving and term credit facilities totaling $201.1 million and US$49.9 million. The Agricore Directors' Circular also indicates that Agricore, its subsidiaries and other entities are parties to various other contracts, including insurance contracts for grain volume insurance, that may provide a right of termination or other remedy in favour of third parties in the event of a change of control of Agricore resulting from the Offers being successful, but has not provided sufficient detail for SWP to assess the financial impact of such terminations or remedies. See Section 4 of this Notice of Extension and Variation, "Variation of the Offers — Risk Factors".

Regulatory Approvals

The Offers are subject to the condition that all regulatory approvals shall have been received. All significant applications and filings for regulatory approvals, including application under the *Competition Act* (Canada), the *Insurance Companies Act* (Canada) and the *Hart-Scott-Rodino Antitrust Improvements Act of 1976* (United States), have been submitted by SWP and are proceeding as expected.

(a) **Competition Act (Canada)**

On November 10, 2006, SWP made a long-form pre-merger notification filing with the Commissioner, the statutory waiting period in respect of which expired on December 22, 2006.

On December 6, 2006, the Competition Bureau notified SWP that it had classified the Offers as "very complex" within the meaning of the Competition Bureau's *Fee and Service Standards Handbook.* Formally, as a result of this classification, the Competition Bureau advised SWP that it would endeavour to complete its review of the Offers within a period of five months ending on May 4, 2007.

Informally, however, representatives of the Competition Bureau advised SWP's legal counsel that, despite the "very complex" classification, the Competition Bureau would endeavour to complete its review of the Offers and to communicate its preliminary conclusions to SWP within the initial bid period. The Competition Bureau representatives also advised SWP's legal counsel that this timing would be communicated to Agricore.

Subsequently, on January 9, 2007, representatives of the Competition Bureau advised SWP's legal counsel that, despite the Competition Bureau's best efforts to that date, the Competition Bureau's review of the Offers would extend beyond January 24, 2007, the date the Competition Bureau originally targeted for completing its review of the Offers and communicating its preliminary conclusions to SWP. Currently, SWP understands that the Competition Bureau is endeavouring to complete its review of the Offers and to communicate its preliminary conclusions to SWP on or about February 16, 2007. This timing will enable SWP to enter into discussions with the Competition Bureau regarding any changes to the proposed acquisition of Agricore that may be necessary in order to obtain the Competition Bureau's approval of the Offers prior to the Expiry Date.

(b) **Hart-Scott-Rodino Act (United States)**

On December 21, 2006, SWP filed a Notification Form with the DOJ and the FTC pursuant to the HSR Act. The waiting period in respect of this filing was to have expired on January 22, 2007.

On January 8, 2007, representatives of the DOJ requested additional information from SWP about the grain industry and its business, and SWP supplied this additional information to the DOJ on January 16, 2007. On January 17, 2007, representatives of the DOJ advised SWP that they would require additional time to review the competitive effects of the Offers.

After discussions with DOJ officials, SWP voluntarily withdrew its December 21, 2006 filing with the FTC and DOJ. On January 22, 2007, SWP re-filed its Notification Form with the DOJ and FTC so that an additional 30 day review period would be available to the DOJ. The waiting period in respect of SWP's second filing will expire at 11:59 p.m. on February 21, 2007.

(c) **Insurance Companies Act (Canada)**

On November 30, 2006, SWP submitted an application to OSFI in connection with SWP's indirect acquisition of shares of a company regulated under the Insurance Act pursuant to the Offers.

(d) **Securities Law Exemptions**

SWP was granted discretionary relief by the applicable regulatory authorities from the valuation requirements applicable to a take-over bid circular where it is anticipated that a going private transaction will follow the take-over bid. SWP was also granted discretionary relief by the applicable securities regulatory authorities from the requirement to offer identical consideration to Common Shareholders resident in certain U.S. states.

4. Variation of Offers

A. *Changes Resulting from Redemption of Convertible Debentures*

On January 10, 2007 Agricore redeemed all of the outstanding Convertible Debentures. Accordingly, SWP has varied the Offers by making the following changes to reflect the fact that the Debenture Offer has expired and that no Convertible Debentures are outstanding:

(a) The following disclosure is deleted in its entirety:

- (i) the fifth and sixth paragraphs in Section 1 of the Original Offers, the "Offers";
- (ii) the second and third paragraphs in Section 3 of the Original Offers, "Manner of Acceptance — Book Entry Transfer";
- (iii) the last paragraph in Section 7 of the Original Offers, "Payment for Deposited Securities";
- (iv) the last two sentences of the third paragraph in Section 8 of the Original Offers, "Withdrawal of Deposited Securities";
- (v) the section entitled "Convertible Debentures" in Section 17 of the Circular, "Acquisition of Securities Not Deposited Under the Offers";
- (vi) the sections entitled "Securityholders Resident in Canada — Disposition of Debentures pursuant to the Debenture Offer", "Securityholders Resident in Canada — Redemption of Debentures", "Securityholders Not Resident in Canada — Disposition of Debentures pursuant to the Debenture Offer", and "Securityholders Not Resident in Canada — Redemption of Debentures" in Section 18 of the Circular, "Canadian Federal Income Tax Considerations"; and
- (vii) the last sentence of the second paragraph in Section 22 of the Circular, "Dealer Manager and Soliciting Dealer Group".

(b) References to "or Convertible Debentures", "or Convertible Debentures, as the case may be", "and Convertible Debentures", "and/or the Convertible Debentures", "the Convertible Debentures", "the Convertible Debentures and", "or Scheduled Distributions", "and the Debenture Offer", "and Debenture

Offer'', ''or a Non-Resident Debentureholder'', and ''and Debentureholders'', as the case may be, in the Sections referenced below are deleted:

(i) the seventh paragraph in Section 1 of the Original Offers, the ''Offers'';

(ii) conditions (f)(ii) and (iii), (n) and (t) in Section 5 of the Original Offers, ''Conditions of the Offers'';

(iii) the third and fifth paragraphs in Section 7 of the Original Offers, ''Payment for Deposited Securities'';

(iv) the first paragraph in Section 14 of the Original Offers, ''Securityholders Not Resident in Canada'';

(v) the first paragraph in Section 18 of the Circular, ''Canadian Federal Income Tax Considerations — Securityholders Not Resident in Canada''; and

(vi) the definition of ''fully-diluted basis''.

(c) The last paragraph in Section 6 of the Original Offers, ''Extension, Variation or Change of the Offers'' is deleted in its entirety and replaced with the following:

If the Common Share Consideration or Preferred Share Consideration is increased, the increased consideration will be paid to all depositing Common Shareholders or Preferred Shareholders whose AU Common Shares or AU Series A Preferred Shares, as the case may be, are taken up under the relevant Offer.

(d) Section 7 of the Original Offers, ''Payment for Deposited Securities'' is amended as follows:

(i) in the first paragraph, all references to ''AU Common Shares, AU Series A Preferred Shares or Convertible Debentures'' are amended to read ''AU Common Shares or AU Series A Preferred Shares'';

(ii) in the third paragraph, all references to ''or the Debenture Offer'', and ''and the Debenture Consideration'' are deleted;

(iii) in the fifth paragraph, all references to ''deposited under the relevant Offer'' are amended to read ''deposited under the Common Share Offer''; and

(iv) in the seventh paragraph, ''Except for accrued and unpaid interest to be paid to Debentureholders pursuant to the Debenture Offer as described in Section 1 of the Offers, ''The Offers'','' is deleted.

(e) In the first paragraph of Section 11 of the Original Offers, ''Return of Securities'', ''and, in the case of Convertible Debentures, to CDS on behalf of the depositing Debentureholder,'' is deleted.

(f) Section 12 of the Original Offers, ''Changes in Capitalization, Dividends, Distributions and Liens'' is amended as follows:

(i) in the first paragraph, ''or the terms of the Convertible Debentures'' is deleted;

(ii) in the second paragraph, ''a regularly scheduled interest payment in respect of the Convertible Debentures due on any Interest Payment Date (as such term is defined in the Trust Indenture) pursuant to the terms of the Trust Indenture (each a ''Scheduled Distribution''),'' is deleted; and

(iii) the third and last paragraphs are deleted in their entirety and replaced with the following:

If on or after November 7, 2006, Agricore should declare or pay any dividend, pay any interest, or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any AU Shares which is or are payable or distributable to Shareholders of record on a date which is prior to the date of the transfer to the name of the Offeror or its nominees or transferees on the transfer register maintained by or on behalf of Agricore in respect of AU Shares accepted for purchase pursuant to the Offers, other than an Ordinary Course Dividend, then without prejudice to the Offeror's rights under Section 5 of the Offers, ''Conditions of the Offers'': (a) in the case of a cash dividend, distribution or payment (other than an Ordinary Course Dividend), the amount of the dividend, distribution or payment shall be received and held by the depositing Shareholders for the account of the Offeror until the Offeror pays for such AU Shares, and to the extent that such dividend, distribution or payment does not exceed the value of the applicable Offered Consideration (as determined by the Offeror), the Offered Consideration will be reduced by the amount of such dividend, distribution or payment, as applicable; (b) in the case of a non-cash dividend, distribution, payment, right or other interest, the whole of any such non-cash dividend, distribution, payment, right or other interest shall be received and held by the depositing Shareholders for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer; and (c) in the case of any cash dividend, distribution or payment in an amount that exceeds the value of the applicable Offered Consideration (as determined by the Offeror), the whole of such cash dividend, distribution or payment shall be received and held by the depositing Shareholders for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer.

Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold all of the Offered Consideration otherwise issuable or payable by the Offeror to the non-remitting Shareholder pursuant to the Offers or deduct from the Offered Consideration to be delivered by the Offeror, the amount or value of the dividend, distribution, payment, right or other interest, as applicable, as determined by the Offeror in its sole discretion. The declaration or payment of any such dividend or distribution may have tax consequences not discussed under Section 18 of the Circular, "Canadian Federal Income Tax Considerations".

(g) The first paragraph in Section 14 of the Circular, "Source of Offered Consideration" is deleted in its entirety and replaced with the following:

The Offeror will issue SWP Shares and/or cash to Common Shareholders who tender their AU Common Shares under the Common Share Offer. Fractional SWP Shares will not be issued.

(h) The definitions "**Scheduled Distribution**" and "**Non-Resident Debentureholder**" are deleted and the definition of "**Letter of Transmittal**" is amended as follows:

(i) "and, in the case of the Debenture Offer, the letter of transmittal printed on yellow paper and in the form accompanying the Offers and the Circular to be delivered by CDS to the Depositary, in accordance with instructions received from CDS Participants acting on behalf of one or more beneficial holders of Convertible Debentures, to effect the tender of Convertible Debentures pursuant to the Debenture Offer" is deleted in its entirety; and

(ii) ", the Letter of Transmittal for the Preferred Share Offer and the Letter of Transmittal for the Debenture Offer" is deleted in its entirety and replaced with "and the Letter of Transmittal for the Preferred Share Offer".

(i) The definition of "**Offers**" is deleted in its entirety and replaced with the following:

"**Offers**" means the Common Share Offer and the Preferred Share Offer and "**Offer**" means either the Common Share Offer or the Preferred Share Offer, as the case may be. For greater certainty, each of the Common Share Offer and the Preferred Share Offer is a separate offer to purchase AU Common Shares or AU Series A Preferred Shares, respectively, and either Offer may be extended, varied, changed or terminated and the conditions of either Offer may be waived without similarly extending, varying, changing or terminating the other Offer or waiving the conditions of the other Offer;

(j) The definition of "**Offered Consideration**" is deleted in its entirety and replaced with the following:

"**Offered Consideration**" means the Common Share Consideration and the Preferred Share Consideration;

(k) The definition of "**Securities**" is deleted in its entirety and replaced with the following:

"**Securities**" means AU Common Shares and AU Series A Preferred Shares;

(l) The definition of "**Securityholders**" is deleted in its entirety and replaced with the following:

"**Securityholders**" means the Shareholders.

The Original Offers are otherwise amended to reflect the foregoing changes.

B. *Notice to Shareholders in the United States*

SWP has varied the Offers by deleting the section of the Original Offers entitled "Notice to Securityholders in the United States" and substituting therefor the section of this Notice of Extension and Variation entitled "Notice to Shareholders in the United States" above.

SWP has varied the Offers by deleting the second and third paragraphs in Section 14 of the Original Offers, "Securityholders Not Resident in Canada" and substituting therefor the following:

> Common Shareholders who are residents of certain U.S. states and who do not qualify as exempt institutional investors in such U.S. states who would otherwise receive SWP Shares in exchange for their AU Common Shares shall have such SWP Shares issued on their behalf to a selling agent, which shall, as agent for such Common Shareholders, sell such SWP Shares on their behalf over the facilities of the TSX and have the net proceeds of such sale delivered to such Common Shareholders. For additional information and details, see "Notice to Shareholders in the United States" in the Offers.

SWP has also varied the Offers by adding the following definition:

> "**Non-qualified parties**" means residents of the jurisdictions of Arizona, Arkansas, Colorado, Connecticut, Delaware, Florida, Georgia, Guam, Hawaii, Illinois, Indiana, Kentucky, Louisiana, Maryland, Massachusetts, Minnesota, Mississippi, New Jersey, North Carolina, North Dakota, Oklahoma, Oregon, Puerto Rico, Tennessee, Texas, Utah, Virginia, West Virginia, Wisconsin and Wyoming who do not qualify as exempt institutional investors in their respective U.S. jurisdictions.

C. *Conditions of the Offers*

SWP has varied the Offers by (a) deleting paragraph (c) in Section 5 of the Original Offers, "Conditions of the Offers" and (b) adding "the redemption of the Convertible Debentures on January 10, 2007 or in connection with" after "other than in connection with" in paragraph (f)(ii) in Section 5 of the Original Offers, "Conditions of the Offers".

The Offers remain subject to all of the other conditions set forth in Section 5 of the Original Offers, "Conditions of the Offers".

D. *Information Concerning SWP*

Documents Incorporated By Reference

The following documents of SWP, filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference in the Circular, as amended and supplemented:

(a) annual information form of SWP dated October 12, 2006;

(b) audited comparative annual financial statements of SWP for the year ended July 31, 2006, including consolidated balance sheets as at July 31, 2006 and 2005 and the consolidated statements of earnings and retained earnings (deficit) and cash flows for the years ended July 31, 2006 and July 31, 2005 and related notes, together with the auditors' report thereon;

(c) management's discussion and analysis of financial condition and results of operations for the years ended July 31, 2006 and 2005;

(d) unaudited comparative interim financial statements of SWP for the three months ended October 31, 2006, including consolidated balance sheets as at October 31, 2006 and 2005 and the consolidated statements of earnings and retained earnings (deficit) and cash flows for the three months ended October 31, 2006 and October 31, 2005 and related notes;

(e) management's discussion and analysis of financial condition and results of operations for the three months ended October 31, 2006 and 2005;

(f) amended management information circular of SWP dated November 1, 2006 and filed on SEDAR on November 15, 2006, in connection with the annual meeting of shareholders held on December 13, 2006;

(g) material change report dated November 20, 2006 relating to the announcement of SWP's intention to make the Offers; and

(h) material change report dated January 31, 2007 relating to the extension and variation of the Offers and the announcement of the Public Offering and the Private Placement.

All documents of the type referred to above (excluding confidential material change reports), any news releases announcing financial information and any business acquisition reports filed by SWP with any securities commission or similar regulatory authority in Canada subsequent to the date hereof and prior to the termination of the Offers shall be deemed to be incorporated by reference in the Circular and this Notice of Extension and Variation.

Any statement contained in the Circular, this Notice of Extension and Variation or in any document incorporated or deemed to be incorporated by reference in the Circular and this Notice of Extension and Variation shall be deemed to be modified or superseded for the purposes of the Circular and this Notice of Extension and Variation to the extent that a statement contained therein, or in any other subsequently filed documents which also is or is deemed to be incorporated by reference therein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Circular and this Notice of Extension and Variation.

Information has been incorporated by reference in the Circular and this Notice of Extension and Variation from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary, Saskatchewan Wheat Pool Inc., 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9 or by telephone at (306) 569-4525. For the purpose of the Province of Québec, the Circular and this Notice of Extension and Variation contain information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporate Secretary of Saskatchewan Wheat Pool Inc. at the above-mentioned address and telephone number. Copies of documents incorporated by reference or forming part of the permanent information record may also be obtained on the SEDAR website located at www.sedar.com.

Amendment to Pro Forma Consolidated Financial Statements

Annex B of the Circular containing the pro forma consolidated balance sheet, pro forma consolidated statements of earnings (including notes thereto) and compilation report is deleted and replaced by Annex B of this Notice of Extension and Variation, which reflects updated information.

Capitalization Table

The disclosure contained under the heading "Capitalization" in Annex A of the Circular is deleted and replaced with the following, which reflects updated information:

> This table should be read in conjunction with SWP's consolidated financial statements and related notes incorporated by reference into the Circular and this Notice of Extension and Variation and the unaudited pro forma consolidated financial statements and related notes in Annex B of this Notice of Extension and Variation.
>
> The following table sets forth the consolidated capitalization of SWP (i) as at October 31, 2006, on an actual basis for SWP alone, (ii) as at October 31, 2006 as adjusted to give effect to the completion of the Private Placement and the Public Offering assuming the exchange of the Private Placement Subscription Receipts and the Offered Subscription Receipts into SWP Shares but no exercise of the over-allotment option (in each case, net of estimated offering expenses), and (iii) as at October 31, 2006 as adjusted to give effect to the completion of the Private Placement and the Public Offering assuming the exchange of the Private Placement Subscription Receipts and the Offered Subscription Receipts into SWP Shares but no exercise of the over-allotment option (in each case,

net of estimated offering expenses) and the application of net proceeds of the Private Placement and the Public Offering to, as well as the successful completion of, the Offers:

	As at October 31, 2006	As at October 31, 2006 after giving effect to the Private Placement and the Public Offering(1)(3)	As at October 31, 2006 after giving effect to the Private Placement, the Public Offering and the Offers(2)(3)
		(unaudited, in thousands)	
Bank indebtedness	$ 398	$ 398	$ 112,361
Members' demand loans	18,294	18,294	39,936
Long-term debt due within one year	7,922	7,922	354,804
Long-term debt	101,969	101,969	148,659
Total debt	128,583	128,583	655,760
Shareholders' Equity			
Share capital(4)	502,760	727,843	1,228,817
Contributed surplus	312	312	312
Retained earnings (deficit)	(46,772)	(51,435)	(54,435)
Total Shareholders' Equity	456,300	676,720	1,174,694
Total Capitalization	$584,883	$805,303	$1,830,454

(1) Reflects estimated net proceeds of $122,633,997 and $95,483,600 for the Private Placement and the Public Offering, respectively, based on the issuance of 15,753,086 Private Placement Subscription Receipts and 12,350,000 Offered Subscription Receipts (assuming no exercise of the over-allotment option) for gross proceeds of $125,047,997 and $100,035,000, respectively, less the respective Underwriters' fees of $1,914,000 and $4,001,400 and the expenses of the Private Placement and the Public Offering of $500,000 and $550,000, respectively. The net proceeds of the Private Placement and the Public Offering will be used to pay the cash portion of the purchase price of the Common Share Offer as well as expenses incurred by SWP in connection with the Offers and for general corporate purposes. The gross proceeds will be held in escrow until the initial take-up by SWP of any AU Common Shares under the Common Share Offer. In the event that (i) SWP does not take-up AU Common Shares under the Common Share Offer at or before 5:00 p.m. (Toronto time) on April 30, 2007, or (ii) the Common Share Offer is terminated or SWP has otherwise publicly announced that it does not intend to proceed with the Common Share Offer, the Escrow Agent will return to holders of Private Placement Subscription Receipts and Offered Subscription Receipts the gross proceeds of the Private Placement and the Public Offering together with their pro rata share of the interest (if any) earned by the Escrow Agent on such proceeds.

(2) Reflects completion of the proposed acquisition of all of the AU Common Shares and the AU Series A Preferred Shares and the resulting issuance of approximately 60,140,931 SWP Shares pursuant to the Offers (including the issuance of (i) SWP Shares issued upon the exercise of certain outstanding Agricore options, and (ii) SWP Shares in respect of the approximately 13.8 million AU Common Shares issued on conversion of the Convertible Debentures on January 10, 2007).

(3) Assumes that the 15,753,086 Private Placement Subscription Receipts and 12,350,000 Offered Subscription Receipts issued are exchanged into 28,103,086 SWP Shares.

(4) An unlimited number of SWP Shares are authorized for issuance. At October 31, 2006 there were 90,250,764 SWP Shares issued and outstanding on an actual basis and approximately 178,494,781 SWP Shares issued and outstanding on a pro forma basis (as adjusted for (i) the successful completion of the Offers resulting in the issuance of 59,205,751 SWP Shares (which includes approximately 13.8 million AU Common Shares issued on conversion of the Convertible Debentures on January 10, 2007), (ii) 935,180 SWP Shares issued upon the assumed exercise of certain outstanding Agricore options, and (iii) the 28,103,086 SWP Shares issuable upon exchange of the 15,753,086 Private Placement Subscription Receipts and 12,350,000 Offered Subscription Receipts issued pursuant to the Private Placement and the Public Offering, respectively).

E. *Increased Agricore Common Share Dividend*

On December 14, 2006, Agricore announced that it increased the quarterly dividend payable to Common Shareholders from $0.03 to $0.04. Accordingly, the definition of Ordinary Course Dividend in the second paragraph of Section 12 of the Original Offers, "Changes in Capitalization, Dividends, Distributions and Liens" and in the original Letter of Transmittal for the AU Common Shares is amended as follows:

a quarterly dividend in respect of the AU Common Shares not exceeding $0.03 per AU Common Share in respect of any fiscal quarter" is deleted in its entirety and replaced with "a quarterly dividend in respect of the AU Common Shares not exceeding $0.04 per AU Common Share in respect of any fiscal quarter.

F. *Source of Offered Consideration*

Section 14 of the Circular, "Source of Offered Consideration" is hereby supplemented as follows:

Assuming that all Common Shareholders elect the Cash Alternative, the maximum amount of cash payable pursuant to the Common Share Offer is Cdn.$180.8 million. SWP intends to pay such cash component of the purchase price for AU Common Shares acquired under the Common Share Offer with net proceeds from the Public Offering and the Private Placement.

On January 25, 2007, SWP announced the Public Offering. On January 26, 2007, SWP announced that it had amended its bought deal agreement with the Underwriters to increase the Public Offering from $70 million to $100 million.

Pursuant to the Public Offering, SWP will issue the Offered Subscription Receipts for gross proceeds of $100,035,000. If SWP takes-up any AU Common Shares under the Common Share Offer at or before April 30, 2007, the Offered Subscription Receipts will be exchanged for SWP Shares on the date of the initial take-up and holders of the Offered Subscription Receipts will be entitled to receive, on the exchange of each such Offered Subscription Receipt, without payment of additional consideration or further action, one SWP Share, plus an amount (less applicable withholding tax, if any) per Offered Subscription Receipt equal to the amount that would have been declared by SWP as dividends on an SWP Share issuable on the exchange of such Offered Subscription Receipt, if such SWP Share had been issued on the date of the closing of the Public Offering in lieu of the Offered Subscription Receipt.

SWP has also granted an option to the Underwriters, exercisable in whole or in part for a period of 30 days from the closing of the Public Offering, to purchase up to an additional 1,852,500 Offered Subscription Receipts at the issue price of $8.10.

On the closing of the Public Offering, half of the Underwriters' fee, being 2% of the Escrowed Funds together with any reasonable expenses incurred by the Underwriters in connection with the Public Offering, will be paid by SWP to the Underwriters from cash on hand. The other half of the Underwriters' fee, being an additional 2% of the Escrowed Funds, will be held as part of the Escrowed Funds by the Escrow Agent under the Subscription Receipt Agreement, and is payable following the initial take-up by SWP, at or before 5:00 p.m. (Toronto time) on April 30, 2007, of AU Common Shares under the Common Share Offer. If SWP does not take-up AU Common Shares under the Common Share Offer, at or before 5:00 p.m. (Toronto time) on April 30, 2007, or if the Common Share Offer is terminated at any earlier time or SWP otherwise publicly announces that it does not intend to proceed with the Common Share Offer, the portion of the Underwriters' fee held as part of the Escrowed Funds will not be payable to the Underwriters.

In addition to the Public Offering, SWP will complete the Private Placement with Third Avenue, pursuant to which Third Avenue has agreed to purchase the Private Placement Subscription Receipts for gross proceeds to SWP of $125,047,997 on behalf of the Third Avenue Accounts. The terms of the Private Placement Subscription Receipts will be governed by the Private Placement Subscription Receipt Agreement, which will be substantially similar to be Subscription Receipt Agreement, except as described below.

Under the terms of the Private Placement, SWP has agreed to pay the Agency Fee to the Underwriters, in their capacities as agents under the Private Placement. Following the closing of the Private Placement, the fees payable to the Underwriters will be held in escrow by the Escrow Agent and will be payable following the initial take-up by SWP, at or before 5:00 p.m. on April 30, 2007, of AU Common Shares under the Common Share Offer. If SWP does not take-up AU Common Shares under the Common Share Offer at or before 5:00 p.m. (Toronto time) on April 30, 2007 or if the Common Share Offer is terminated at any earlier time, the Agency Fee will be refunded along with the remaining gross proceeds of the Private Placement to the purchasers of the Private Placement Subscription Receipts. However, the reasonable expenses of the Underwriters incurred in connection with the Private Placement will be paid by SWP out of cash on hand at the time of closing of the Private Placement.

The Private Placement Subscription Receipt Agreement will provide that if SWP takes up AU Common Shares under the Common Share Offer at or before 5:00 p.m. (Toronto time) on April 30, 2007, Third Avenue will only exchange such number of Private Placement Subscription Receipts for SWP Shares as (i) would not require a filing to be made by SWP and Third Avenue under the HSR Act or (ii) is permitted pursuant to any exemption available under the HSR Act. Only the gross proceeds in connection with the Private Placement Subscription Receipts so exchanged will be released by the Escrow Agent to SWP. In the event that Third Avenue is not entitled to exchange all such

Private Placement Subscription Receipts in connection with SWP's initial take up of AU Common Shares under the Common Share Offer, such unexchanged Private Placement Subscription Receipts will be exchangeable by SWP from time to time at or before the Return Time, so long as (A) such further exchange (i) does not require a filing to be made by SWP and Third Avenue pursuant to the HSR Act or (ii) is permitted pursuant to any exemption available under the HSR Act, or (B) in the event that SWP and Third Avenue file Notification and Report Forms with the FTC and the DOJ, the applicable waiting period has expired or been terminated. If all of the Private Placement Subscription Receipts have not been exchanged at or before the Return Time, SWP may either, at its option, (i) direct the Escrow Agent to, at the Return Time, refund the Return Amount or (ii) arrange for a new purchaser to purchase the unexchanged Private Placement Subscription Receipts at the Return Time for the Return Amount. No portion of the Return Amount will be necessary in order to allow SWP to satisfy the cash component of the purchase price for AU Common Shares acquired under the Common Share Offer.

SWP has been informed that as of January 26, 2007, the Third Avenue Accounts held approximately 17,435,816 SWP Shares representing approximately 19.32% of the issued and outstanding SWP Shares. If the Offers are successfully completed, Third Avenue would exercise control over approximately 18.69% of the issued and outstanding common shares of the combined entity. To SWP's knowledge, Third Avenue does not own any securities of Agricore and no securities of Agricore have been traded by Third Avenue during the six month period preceding the date of the Offers.

Closing of both the Public Offering and the Private Placement are expected to occur on or about February 15, 2007, and are expected to occur simultaneously as each is conditional upon completion of the other.

The Public Offering and the Private Placement are subject to customary market closing conditions and termination provisions for bought deals and private placements. Any Underwriter is entitled, at its option, to terminate its obligations under the Public Offering or Private Placement, if at any time prior to their completion: (i) there should occur any material change or any change in any material fact in respect of SWP and its subsidiaries taken as a whole or of Agricore and its subsidiaries taken as a whole, which results in or, in the opinion of that Underwriter, would be expected to have a significant adverse effect on the market price or value of the Offered Subscription Receipts, the Private Placement Subscription Receipts or the SWP Shares issuable on their exchange, (ii) (a) should there develop or occur any event, action, state, condition or major financial occurrence of national or international consequence or should any law or regulation come into effect, which in the opinion of that Underwriter seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of SWP and its subsidiaries, taken as a whole, or Agricore and its subsidiaries taken as a whole, (b) should trading in any securities of SWP be suspended or materially limited by the TSX or trading generally on the TSX be suspended or materially limited by the TSX or by order of any Canadian securities regulator or any other governmental authority, or (c) should a banking moratorium be declared by Canadian authorities, or (iii) should any proceeding be instituted, threatened or announced or any order be made by any court or other governmental authority in relation to SWP, or should there be any change of law, or the interpretation or administration thereof, which, in the reasonable opinion of that Underwriter, operates to prevent or restrict the distribution or trading of the Offered Subscription Receipts, the Private Placement Subscription Receipts or the SWP Shares issuable on their exchange.

The net proceeds from the Public Offering and the Private Placement will be used to fund the cash portion of the purchase price under the Common Share Offer as well as expenses incurred by SWP in connection with the Offers and for general corporate purposes.

The gross proceeds will be held in escrow until the initial take-up by SWP of any AU Common Shares under the Common Share Offer. In the event that (i) SWP does not take-up AU Common Shares under the Common Share Offer at or before 5:00 p.m. (Toronto time) on April 30, 2007, or (ii) the Common Share Offer is terminated or SWP has otherwise publicly announced that it does not intend to proceed with the Common Share Offer, the Escrow Agent will return to holders of Private Placement Subscription Receipts and Offered Subscription Receipts the gross proceeds of the Private Placement and the Public Offering together with their pro rata share of the interest (if any) earned by the Escrow Agent on such proceeds.

SWP believes the possibility to be remote that, if the conditions of the Common Share Offer are satisfied or waived, SWP will be unable to pay for the Common Shares deposited due to a financing condition not being satisfied.

See Section 3 of this Notice of Extension, "Recent Developments — Bought Deal and Private Placement Financing".

G. *Canadian Federal Income Tax Considerations*

The disclosure contained in Section 18 of the Circular, "Canadian Federal Income Tax Considerations" under the heading "Securityholders Resident in Canada — Exchange Pursuant to the Common Share Offer" is deleted and replaced with the following:

Allocation of Consideration

Pursuant to the terms of the Common Share Offer, each Common Shareholder will receive, at the election or deemed election of the Common Shareholder, cash, SWP Shares or a combination of cash and SWP Shares in exchange for their AU Common Shares. Since the amount of cash and the number of SWP Shares offered by the Offeror are all subject to stated maximum amounts, a Common Shareholder that elects the Cash Alternative or Share Alternative may be deemed to have elected to receive a combination of cash and SWP Shares, or a Common Shareholder that elects to receive cash and SWP Shares may be deemed to have elected to receive a greater portion of cash or SWP Shares than the Common Shareholder had elected to receive in circumstances where the aggregate elections of all Common Shareholders are such that the stated maximum(s) in respect of either cash or SWP Shares available are exceeded.

Exchange of AU Common Shares for Cash Only

A Common Shareholder who elects the Cash Alternative, whose AU Common Shares are taken up and paid for under the Common Share Offer and who receives cash only will be considered to have disposed of such AU Common Shares for purposes of the Tax Act. On such disposition, the Common Shareholder will realize a capital gain (or a capital loss) in respect of the AU Common Shares so disposed of to the extent that proceeds of disposition received by the Common Shareholder for such AU Common Shares exceed (or are less than) the total of the adjusted cost base to the Common Shareholder of such AU Common Shares and any reasonable costs of disposition. To the extent that such Common Shareholder receives cash and SWP Shares as a result of pro ration see "Exchange of AU Common Shares for Cash and SWP Shares".

Exchange of AU Common Shares for SWP Shares Only

A Common Shareholder who elects the Share Alternative, whose AU Common Shares are taken up and paid for under the Common Share Offer and who receives SWP Shares only will be deemed to have disposed of such AU Common Shares for proceeds of disposition equal to the adjusted cost base to the Common Shareholder of such AU Common Shares immediately before the exchange, and to have acquired the SWP Shares received in exchange for such AU Common Shares at a cost equal to that amount, unless the Common Shareholder elects to treat the exchange as a taxable transaction as described below. No election forms are required to be filed for Common Shareholders to achieve this tax deferral. The cost of the SWP Shares so acquired will generally be averaged with the cost of other SWP Shares previously held by the Common Shareholder.

Based on the current administrative practices of the CRA, a Common Shareholder who does not elect to treat the exchange as a taxable transaction, and who receives cash not exceeding $200.00 in lieu of a fraction of a SWP Share, may reduce the adjusted cost base of the SWP Shares received by the amount of such cash. Alternatively, the capital gain or loss otherwise arising on the disposition of the fraction of the SWP Share that is disposed of for such cash may be reported by such Common Shareholder.

A Common Shareholder may elect to treat the exchange of AU Common Shares for SWP Shares as a taxable transaction by including in computing the Common Shareholder's income for the taxation year in which the exchange occurs any portion of the capital gain or capital loss, otherwise determined, from the disposition of the AU Common Shares exchanged, and by reporting such inclusion in the Common Shareholder's income tax return for such year. The capital gain (or capital loss) realized on such exchange will be equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Common Shareholder of the AU Common Shares immediately before the exchange. A Common Shareholder will be deemed to have acquired the SWP Shares received in exchange for the AU Common Shares at a cost equal to the proceeds of disposition of the AU Common Shares. Such a cost will generally be averaged with the cost of other SWP Shares previously held by the Common Shareholder. To the extent that such Common

Shareholder receives cash and SWP Shares as a result of pro ration see "Exchange of AU Common Shares for Cash and SWP Shares".

The tax deferral described above may not be available to a Common Shareholder who elects the Share Alternative and receives cash and SWP Shares as a result of pro ration. In such circumstances, Common Shareholders are advised to consult their tax advisors as to whether they should enter into a joint tax election under subsection 85(1) or 85(2) of the Tax Act as described below under "Exchange of AU Common Shares for Cash and SWP Shares — Tax Election". To the extent that such a Common Shareholder receives cash and SWP Shares as a result of pro ration see "Exchange of AU Common Shares for Cash and SWP Shares".

Exchange of AU Common Shares for Cash and SWP Shares

The tax consequences to a Common Shareholder who elects or is deemed to elect to receive a combination of cash and SWP Shares under the Common Share Offer will differ significantly depending on whether a valid tax election is made in respect of the exchange. The exchange of AU Common Shares for cash and SWP Shares will generally be a taxable event to a Common Shareholder unless a valid tax election is made.

No Tax Election

Subject to the availability of the joint tax election referred to below, a Common Shareholder who elects or is deemed to elect to receive a combination of cash and SWP Shares under the Common Share Offer will be considered to have disposed of such AU Common Shares for purposes of the Tax Act. On such disposition, the Common Shareholder will realize a capital gain (or a capital loss) in respect of the AU Common Shares so disposed of to the extent that the proceeds of disposition received by the Common Shareholder for such AU Common Shares exceed (or are less than) the total of the adjusted cost base to the Common Shareholder of such AU Common Shares and any reasonable costs of disposition. In this case, a Common Shareholder's proceeds of disposition will be equal to the sum of the amount of cash received and the aggregate fair market value, at the time of acquisition, of the SWP Shares received on the exchange. The cost of the SWP Shares so acquired by the Common Shareholder will be the fair market value thereof at the time of the acquisition and will generally be averaged with the cost of other SWP Shares previously held by the Common Shareholder.

Tax Election

An "Eligible Holder" (as defined below) who elects or is deemed to elect to receive a combination of cash and SWP Shares under the Common Share Offer, may make a joint tax election with the Offeror pursuant to subsection 85(1) of the Tax Act (or, in the case of a Common Shareholder that is a partnership, pursuant to subsection 85(2) of the Tax Act) and thereby obtain a full or partial tax deferred "rollover" for Canadian income tax purposes, depending on the "Elected Amount" (as defined below) and the adjusted cost base to the holder of the AU Common Shares at the time of the exchange. So long as, at the time of the exchange, the adjusted cost base to an Eligible Holder of the holder's AU Common Shares equals or exceeds the amount of any cash received on the exchange by such holder, the Eligible Holder may elect so as to not realize a capital gain for the purposes of the Tax Act on the exchange. For this purpose, an "Eligible Holder" means a Common Shareholder (i) who is a resident of Canada for the purposes of the Tax Act, other than any such holder who is exempt from tax under the Tax Act, or (ii) which is a partnership which owns AU Common Shares if one or more of its members would be an Eligible Holder if such member held such AU Common Shares directly. The "Elected Amount" means the amount selected by an Eligible Holder to be the proceeds of disposition of the AU Common Shares in his or her tax election made pursuant to Section 85 of the Tax Act.

In order to make a tax election, an Eligible Holder must ensure that two signed copies of the necessary tax election forms are returned in accordance with the procedures set out in the tax election package on or before 90 days after the Expiry Date duly completed with the details of the number of AU Common Shares transferred and the applicable Elected Amount for the purpose of such election(s). Subject to the tax election forms complying with the provisions of the Tax Act (or applicable provincial income tax law), the forms will be returned to such holders, signed by the Offeror, for filing by the holder with the CRA (or the applicable provincial tax authority).

The relevant tax election form is CRA form T2057 (or, in the event that the AU Common Shares are held as partnership property, CRA form T2058). For Eligible Holders required to file in Quebec, Quebec form TP-518V (or, in the event that the AU Common Shares are held as partnership property, Quebec form TP-529V) will also be required. A tax election package may be obtained from the Depositary by checking the appropriate box in the replacement Letter of Transmittal and submitting the replacement Letter of Transmittal in accordance with the procedures set out in the Offers. The relevant tax forms together with a letter of instructions will be contained in the tax election package. The relevant tax forms may also be obtained from the CRA (or the applicable provincial tax authority).

An Eligible Holder interested in making a tax election should indicate that intention in the replacement Letter of Transmittal in the space provided therein and a tax election package will be sent to such holder.

Common Shareholders who (i) have validly deposited and not withdrawn their AU Common Shares using the original Letter of Transmittal (printed on blue paper) and, if applicable, the original Notice of Guaranteed Delivery (printed on grey paper) and have not withdrawn their AU Common Shares will be deemed to have requested to receive the tax election package (which can be used by them in the event that they receive a combination of cash and SWP Shares as a result of pro ration, and they wish to and are eligible to enter into a joint election with SWP to obtain a full or partial tax deferral).

Where AU Common Shares are held in joint ownership and two or more of the co-owners wish to elect, one of the co-owners designated for that purpose should file the designation and a copy of the CRA election form T2057 (and where applicable, the corresponding Quebec form with the Quebec taxation authorities) for each co-owner along with a list of all co-owners electing, which list should contain the address and social insurance number or tax account number of each co-owner. Where the AU Common Shares are held as partnership property, a partner designated by the partnership must file one copy of CRA election form T2058 on behalf of all members of the partnership (and where applicable, the corresponding Quebec form in duplicate with the Quebec taxation authorities). Such CRA election form T2058 (and Quebec form, if applicable) must be accompanied by a list containing the name, address, social insurance number or tax account number of each partner as well as a letter signed by each partner authorizing the designated partner to complete and file the form.

In general, where a tax election is made, the Elected Amount must comply with the following rules:

(a) the Elected Amount may not be less than the amount of cash received by the Common Shareholder on the exchange;

(b) the Elected Amount may not be less than the lesser of the adjusted cost base to the holder of the holder's AU Common Shares exchanged, determined immediately before the time of the exchange, and the fair market value of the AU Common Shares at that time; and

(c) the Elected Amount may not exceed the fair market value of the AU Common Shares at the time of the exchange.

Where an Eligible Holder and the Offeror make a tax election, the tax treatment to the holder generally will be as follows:

(a) the Eligible Holder's AU Common Shares will be deemed to have been disposed of for proceeds of disposition equal to the Elected Amount;

(b) if the proceeds of disposition of the AU Common Shares are equal to the aggregate of the adjusted cost base to the Eligible Holder of the holder's AU Common Shares, determined immediately before the exchange, and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Holder;

(c) to the extent that the proceeds of disposition of the AU Common Shares exceed (or are less than) the aggregate of the adjusted cost base thereof to the Eligible Holder and any reasonable costs of disposition, the holder will in general realize a capital gain (or capital loss); and

(d) the cost of the SWP Shares received on the exchange will be equal to the amount, if any, by which the Elected Amount exceeds any cash received on the exchange. Such a cost will generally be averaged with the cost of other SWP Shares previously held by the Common Shareholder.

The Offeror will make a tax election under Section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) only with an Eligible Holder, and at the amount selected by the Eligible Holder subject to the limitations set out in the Tax Act (and any applicable provincial tax legislation). The Offeror will not be responsible for the proper completion or filing of any tax election and the Eligible Holder will be solely responsible for the payment of any late filing penalty. The Offeror agrees only to execute any properly completed tax election and to forward such tax election by mail (within 60 days after the receipt thereof) to the Eligible Holder. **With the exception of execution of the tax election by the Offeror, compliance with the requirements for a valid tax election will be the sole responsibility of the Eligible Holder making the tax election.** Accordingly, neither the Offeror nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to deliver any tax election in accordance with the procedures set out in the tax election package, to properly complete any tax election or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).

In order for the CRA (and where applicable the Ministère du Revenu du Québec) to accept a tax election without a late filing penalty being paid by an Eligible Holder, the tax election must be received by such revenue authorities on or before the day that is the earliest of the days on or before which either the Offeror or the Eligible Holder is required to file an income tax return for the taxation year in which the exchange occurs. The Offeror's taxation year is scheduled to end July 31, 2007. Thus, where the exchange occurs in 2007, the tax election will, in the case of an Eligible Holder who is an individual, have to be received by the revenue authorities by January 31, 2008. Eligible Holders other than individuals are urged to consult their own advisers as soon as possible respecting the deadlines applicable to their own particular circumstances. **However, regardless of such deadline, the tax election forms of an Eligible Holder must be received in accordance with the procedures set out in the tax election package no later than 90 days after the Expiry Date.** Because the Offeror has agreed to execute and return the tax election to the Eligible Holder within 60 days of its receipt in accordance with the procedures set out the tax election package, to avoid late filing penalties certain Eligible Holders may be required to forward their tax election forms to SWP before that date.

Any Eligible Holder who does not ensure that a duly completed tax election has been received in accordance with the procedures set out in the tax election package on or before 90 days after the Expiry Date will not be able to benefit from the rollover provisions of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). Accordingly, all Eligible Holders who wish to enter into a tax election with the Offeror should give their immediate attention to this matter. The instructions for requesting a tax election package are set out in the replacement Letter of Transmittal. Eligible Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting the tax election (and, where applicable, Bulletin IMP-518-3 issued by the Ministère du Revenu du Québec). Eligible Holders wishing to make the tax election should consult their own tax advisers. A holder who does not make a valid tax election under subsection 85(1) or subsection 85(2), as applicable, of the Tax Act may realize a taxable capital gain. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.

H. *Glossary*

SWP has varied the Offers by adding the following definitions to the glossary:

"**Agency Fee**" means the fee equal to $0.1215 for each Private Placement Subscription Receipt which SWP has agreed to pay the Underwriters, in their capacities as agents under the Private Placement;

"**Elected Amount**" means the amount selected by an Eligible Holder to be the proceeds of disposition of the AU Common Shares in his or her tax election made pursuant to Section 85 of the Tax Act;

"**Eligible Holder**" means a Common Shareholder (i) who is a resident of Canada for the purposes of the Tax Act, other than any such holder who is exempt from tax under the Tax Act, or (ii) which is a partnership which owns AU Common Shares if one or more of its members would be an Eligible Holder if such member held such AU Common Shares directly;

"**Escrow Agent**" means Computershare Trust Company of Canada;

"**Escrowed Funds**" means the gross proceeds of the Public Offering;

"**Offered Subscription Receipts**" means the 12,350,000 subscription receipts to be issued pursuant to the Public Offering;

"**Private Placement**" means the purchase of the Private Placement Subscription Receipts by Third Avenue for gross proceeds to SWP of $125,047,997;

"**Private Placement Subscription Receipt Agreement**" means the subscription receipt agreement to be dated the date of closing of the Private Placement between the Escrow Agent, Genuity Capital Markets (on behalf of the Underwriters, as agent under the Private Placement) and SWP;

"**Private Placement Subscription Receipts**" means the 15,753,086 subscription receipts issued in connection with the Private Placement;

"**Public Offering**" means the subscription receipt offering on a bought deal basis through the Underwriters;

"**Return Amount**" means the portion of the gross proceeds attributable to the unexchanged Private Placement Subscription Receipts, together with a pro rata portion of the interest (if any) earned by the Escrow Agent on such proceeds;

"**Return Time**" means 5:00 p.m. (Toronto time) on June 15, 2007;

"**Subscription Receipt Agreement**" means the agreement to be dated the date of closing of the Public Offering between the SWP, Genuity Capital Markets (on behalf of the Underwriters) and the Escrow Agent;

"**Third Avenue**" means Third Avenue Management LLC;

"**Third Avenue Accounts**" means the various funds and accounts over which Third Avenue has exclusive investment authority; and

"**Underwriters**" means Genuity Capital Markets and TD Securities Inc.

I. *Risk Factors*

The disclosure in Annex A of the Circular, "Risk Factors — Risks Related to SWP's Business — SWP/GSU Pension Plan" is deleted in its entirely and replaced with the following:

> The Plan is a closed negotiated cost plan that provides defined benefits on the basis of fixed contributions that are negotiated between SWP and the GSU to approximately 1,400 former employees and approximately 600 active employees. The Plan is administered by a board of trustees (the "**Trustees**"), three of whom are appointed by SWP and three of whom are appointed by the GSU. The Trustees have limited powers to amend the Plan without agreement of the GSU and SWP. At the time of the preparation of the fiscal 2005 second quarter report, SWP identified an estimated potential deficiency of $1.9 million on a going concern basis and a solvency deficiency of $28 million on wind-up as at December 31, 2004. SWP and GSU met to discuss how to address the solvency deficiency, but were unable to reach any agreement. On September 22, 2005, OSFI expressed concern about the solvency of the Plan and, based on its own financial tests, ordered that transfers from the Plan made by members exercising portability rights be restricted to 80% of the accrued value of their benefits. The remaining portion would be paid out over the following five-year period, assuming the Plan did not wind-up.
>
> A formal actuarial valuation on the Plan as at December 31, 2005 was filed with OSFI in June 2006. The report indicates a solvency deficiency of $38.8 million and a going concern surplus of $7.9 million. Pension regulations require the solvency deficiency as at December 31, 2005 to be addressed over a five-year period through equal quarterly instalments plus interest. With a $38.8 million solvency deficiency, additional contributions (deficiency payments) of approximately $2.2 million per quarter would be required over a five-year period or until termination of the Plan.
>
> The Plan cannot be wound up or amended to address the solvency issue without the agreement of SWP and the GSU. In written correspondence in March and April 2006, OSFI indicated it was the duty of the GSU and SWP to act in good faith to restore the solvency of the Plan and pointed out that in their view the *Pension Benefits Standards Act*, 1985 does not provide for different funding requirements for a closed negotiated cost plan that provides defined benefits, and that accordingly in respect of such plans, OSFI's view is that the employer is responsible for making special and normal cost payments to the pension fund. On October 18, 2006 SWP advised OSFI that the GSU had rejected SWP's final offer to fund 50% of the deficiency up to a maximum of $20 million. On October 26, 2006, OSFI notified SWP of its intention to direct SWP to make deficiency payments as they fall due and all overdue payments, subject to receiving written submissions by November 14, 2006. SWP filed its submissions on November 3, 2006, taking the position that it is in compliance with all of its funding obligations in respect of the Plan, that it is not responsible for ongoing deficiency payments, and that in the absence of an agreement with the GSU to amend the Plan to bring it into compliance with the provisions of applicable pension

legislation (requiring the Plan to provide for funding in accordance with prescribed tests and standards for solvency), the Plan should be terminated.

On November 20, 2006, after reviewing further submissions from the SWP and the GSU, OSFI issued a Direction requiring SWP to make payments of deficiency arrears of $6.8 million before November 30, 2006 and ongoing quarterly instalments relating to the solvency deficiency of approximately $2.2 million as they fall due thereafter. OSFI and SWP are discussing terms on which OSFI's Direction to SWP may be stayed pending the outcome of the legal proceedings. SWP will seek judicial review of the Direction and an order to terminate the Plan in the Federal Court of Canada. SWP's position is that it is in compliance with all of its funding obligations in respect of the Plan, that it is not responsible for deficiency payments while the Plan remains ongoing, and that in the absence of an agreement with the GSU to amend the Plan to bring it into compliance with applicable pension legislation (which require Plan terms to provide for funding in accordance with prescribed tests and standards for solvency) the Plan should be terminated.

In fiscal 2006 SWP recorded a charge of $15 million in connection with potential obligations with respect to the Plan. Management has revisited the "Provision for Pension Settlement relating to the Plan" in SWP's second quarter of fiscal 2007 and intends to record an additional charge of $5 million to reflect SWP's best estimate at this time of the minimum cost to SWP of resolving the dispute. While it is uncertain as to the manner in which this matter will ultimately be resolved, in the opinion of SWP's management it is likely that the minimum cost to SWP will be $20 million. There is a continuing risk that SWP may ultimately be held responsible for an increase in contributions beyond this $20 million provision. A formal valuation at December 31, 2006 is being conducted to determine the extent of the solvency deficiency and is due to be filed with OSFI by June 30, 2007. SWP has received a preliminary estimate that the solvency deficiency is approximately $29 million as of December 31, 2006.

The disclosure in Annex A of the Circular, "Risk Factors — Risks Related to Agricore Acquisition — Change of control provisions in Agricore's agreements triggered upon the acquisition may lead to adverse consequences" is deleted in its entirely and replaced with the following:

Agricore has indicated that it is a party to agreements that contain change of control provisions that will or may be triggered following the completion of the Offers. Based on the disclosure contained in the Agricore Directors' Circular, the operation of the change of control provisions in the agreements in respect of Agricore's senior debt, unless waived by the noteholders and lenders that are parties to such agreements, could result following the successful completion of the Offers, in Agricore having to repay up to $185 million in respect of its senior secured notes as well as any amounts outstanding under its senior revolving and term credit facilities (which amounts, as of December 12, 2006, totalled, according to Agricore, $201.1 million and US$49.9 million) all or a substantial portion of which may have to be repaid within 65 days of the successful completion of the Offers. There can be no assurance that SWP will be able to refinance Agricore's senior debt on terms that are equal to or better than Agricore's current terms or that it will be able to do so in the time frame required following the successful completion of the Offers. Failure to refinance Agricore's senior indebtedness on terms that are the same or better than Agricore's current terms in the time period required could adversely affect Agricore's operations and the financial condition of the combined company.

The operation of change of control provisions in other agreements in which Agricore, its subsidiaries or other persons in which Agricore owns an interest, if triggered, could result in unanticipated expenses or adversely affect Agricore's results of operation and financial condition following the consummation of the Offers. Unless these change of control provisions are waived by the other party, the operation of any of these provisions could adversely affect Agricore's operations and the financial condition of the combined company. As mentioned above, Agricore has to date refused SWP's requests for negotiations and has refused to give SWP access to its detailed accounting records or other non-public information, and there can be no assurance as to the existence or absence of such agreements or provisions, or the magnitude of payments or expenses or other adverse consequences, if any, which could result other than as set out in Agricore's circular.

5. Withdrawal of Deposited Shares

Except as otherwise provided in Section 8 of the Original Offers, "Withdrawal of Deposited Securities", all deposits of AU Shares pursuant to the Offers are irrevocable.

6. Replacement Letters of Transmittal and Replacement Notices of Guaranteed Delivery

Shareholders who wish to accept an Offer should properly complete and execute the replacement Letter of Transmittal (printed on blue paper for AU Common Shares and green paper for AU Series A Preferred Shares) that accompanies this Notice of Extension and Variation or a manually signed facsimile thereof and deposit it, together with the certificates representing their AU Shares in accordance with the rules and instructions in such replacement Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery described in Section 3 of the Original Offers, "Manner of Acceptance — Procedure for Guaranteed Delivery" using the replacement Notice of Guaranteed Delivery (printed on grey paper for AU Common Shares and pink paper for AU Series A Preferred Shares) that accompanies this Notice of Extension and Variation. If your AU Shares are held in an account with an investment dealer, stockbroker, bank, trust company or other nominee you should contact your representative if you wish to accept an Offer.

The Original Offers were accompanied by Letters of Transmittal (printed on blue paper for AU Common Shares and green paper for AU Series A Preferred Shares) and Notices of Guaranteed Delivery (printed on grey paper for AU Common Shares and pink paper for AU Series A Preferred Shares) to accept the Offers. Shareholders may continue to use the original Letters of Transmittal or the original Notices of Guaranteed Delivery to accept the Offers, in which case the original Letters of Transmittal or the original Notices of Guaranteed Delivery, as the case may be, shall be deemed to be amended to reflect the terms and conditions of the replacement Letters of Transmittal and replacement Notices of Guaranteed Delivery and of the Offers as amended and supplemented by this Notice of Extension and Variation.

Any Common Shareholder who (i) deposits AU Common Shares using the original Letter of Transmittal and, if applicable, the original Notice of Guaranteed Delivery, (ii) does not complete the appropriate replacement Letter of Transmittal and, if applicable, the replacement Notice of Guaranteed Delivery, electing a Consideration Alternative, or (iii) does not properly elect a Consideration Alternative in the replacement Letter of Transmittal and, if applicable, the replacement Notice of Guaranteed Delivery, with respect to any AU Common Shares deposited by such Common Shareholder pursuant to the Common Share Offer will be deemed to have elected the Share Alternative. Such Common Shareholders will also be deemed to have requested to receive a tax election package. See Section 4 of this Notice of Extension and Variation, "Variation of the Offers — Canadian Federal Income Tax Considerations".

U.S. Common Shareholders that wish to use the original Letter of Transmittal should indicate in Block E whether they are a "non-qualified party". Any U.S. Common Shareholder who deposits AU Common Shares using an original Letter of Transmittal or replacement Letter of Transmittal that does not indicate whether such U.S. Common Shareholder is a "non-qualified party" will be deemed to have certified that such U.S. Common Shareholder is not a "non-qualified party". See "Notice to Shareholders in the United States".

Common Shareholders who (i) have validly deposited and not withdrawn their AU Common Shares using the original Letter of Transmittal (printed on blue paper) and, if applicable, the original Notice of Guaranteed Delivery (printed on grey paper) and (ii) wish to elect the Share Alternative, need take no further action to accept the Common Share Offer. Such Common Shareholders will be deemed to have requested to receive a tax election package (which can be used by them in the event that they receive a combination of cash and SWP Shares as a result of pro ration, and they wish to and are eligible to enter into a joint election with SWP to obtain a full or partial tax deferral as discussed in Section 4 of this Notice of Extension and Variation, "Variation of Offers — Canadian Federal Income Tax Considerations"). Common Shareholders who (i) have validly deposited and not withdrawn their AU Common Shares using the original Letter of Transmittal (printed on blue paper) and, if applicable, the original Notice of Guaranteed Delivery (printed on grey paper) and (ii) wish to elect a Consideration Alternative other than the Share Alternative must withdraw their AU Common Shares by following the procedures set forth in Section 8 of the Original Offers, "Withdrawal of Deposited Securities" and redeposit their AU Common Shares following the procedures set out herein and in Section 3 of the Original Offers, "Manner of Acceptance".

Preferred Shareholders who have validly deposited (and not withdrawn) their AU Series A Preferred Shares need take no further action to accept the Preferred Share Offer.

42

7. Take Up and Payment for Deposited AU Shares

Upon the terms and subject to the conditions of the Offers, SWP will take up and pay for AU Shares validly deposited to the Offers and not withdrawn as set forth in Section 7 of the Original Offers, "Payment for Deposited Securities".

8. Amendments to Original Offers

The Original Offers are amended to the extent necessary to reflect the amendments contemplated by, and the information contained in, this Notice of Extension and the changes in the replacement Letters of Transmittal and replacement Notices of Guaranteed Delivery.

9. Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides shareholders of Agricore with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

CONSENT OF DELOITTE & TOUCHE LLP

We have read the Notice of Extension and Variation of Saskatchewan Wheat Pool Inc. (the "**Company**") dated January 31, 2007 to purchase all of the issued and outstanding limited voting common shares and Series A convertible preferred shares of United Grain Growers Limited, carrying on business as Agricore United. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Notice of Extension and Variation of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at July 31, 2006 and 2005 and the consolidated statements of earnings and retained earnings (deficit) and cash flows for each of the years in the two-year period ended July 31, 2006. Our report is dated October 4, 2006.

(Signed) DELOITTE & TOUCHE LLP
Chartered Accountants

Regina, Saskatchewan
January 31, 2007

APPROVAL AND CERTIFICATE OF THE OFFEROR

DATED: January 31, 2007

The contents of this Notice of Extension and Variation have been approved, and the sending, communication or delivery thereof to the holders of limited voting common shares and Series A convertible preferred shares of United Grain Growers Limited, carrying on business as Agricore United, has been authorized by the board of directors of Saskatchewan Wheat Pool Inc. The foregoing, together with the Offers and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offers or the securities to be distributed.

(Signed) MAYO M. SCHMIDT
President and Chief Executive Officer

(Signed) WAYNE CHEESEMAN
Chief Financial Officer

On behalf of the Board of Directors of
Saskatchewan Wheat Pool Inc.

(Signed) TERRY BAKER
Director

(Signed) THOMAS S. CHAMBERS
Director

ANNEX B

SASKATCHEWAN WHEAT POOL INC.

PRO FORMA CONSOLIDATED BALANCE SHEET

As at October 31, 2006
(unaudited, Canadian $ in thousands)

	SWP	AU	Reclassify	AU	Adjustments	Note ref.	Pro Forma Consolidated
ASSETS							
Current Assets							
Cash and cash equivalents	$ 9,777	$ 46,493	$	$ 46,493	$ —		$ 56,270
Cash in trust	4,894	—		—			4,894
Short-term investments	63,180	—		—	(27,609)	2(d)	62,857
					(13,700)	2(a)	
					1,966	2(a)	
					(9,965)	2(f)	
					(3,961)	2(a)	
					8,286	2(a)	
					(180,423)	2(a)	
					125,048	2(a)	
					100,035	2(a)	
Accounts receivable	154,007	188,760		188,760			342,767
Inventories	182,570	407,457		407,457			590,027
Prepaid expenses and deposits	11,200	10,884		10,884			22,084
Future income taxes	2,962	23,333		23,333			26,295
	428,590	676,927	—	676,927	(323)		1,105,194
Investments	4,944	—	21,028	21,028			25,972
Property, Plant and Equipment	261,100	658,674		658,674			919,774
Other Long-Term Assets	20,727	68,823	(21,028)	47,795	(4,300)	2(b)(ii)	46,595
					(8,677)	2(b)(iii)	
					(8,950)	2(b)(iv)	
Goodwill		32,812		32,812	(32,812)	2(b)(i)	181,981
					181,981	2(b)	
Intangible Assets		19,316		19,316			19,316
Future Income Taxes	102,551	4,554		4,554	23,168	2(c)	191,351
					2,302	2(f)	
					19,587	2(b)	
					(650)	2(a)	
					39,839	2(g)	
	$817,912	$1,461,106	$ —	$1,461,106	$ 211,165		$2,490,183
LIABILITIES & SHAREHOLDERS' EQUITY							
Current Liabilities							
Bank indebtedness	$ 398	$ 133,605	$(21,642)	$ 111,963	$ —		$ 112,361
Members' demand loans	18,294	—	21,642	21,642			39,936
Accounts payable and accrued liabilities	193,972	320,689		320,689	70,100	2(c)	582,163
					(3,961)	2(a)	
					1,363	2(e)	
Dividends payable	—	2,467		2,467	(1,363)	2(e)	—
					(1,104)	2(d)	
Long-term debt due within one year	7,922	21,932		21,932	324,950	2(b)(v)	354,804
Future income taxes	—	8		8			8
	220,586	478,701	—	478,701	389,985		1,089,272
Long-Term Debt	101,969	334,301		334,301	37,339	2(b)(v)	148,659
					(324,950)	2(b)(v)	
Convertible Debentures	—	105,000		105,000	(105,000)	2(a)	—
Other Long-Term Liabilities	37,182	33,639		33,639			70,821
Future Income Taxes	1,875	4,862		4,862			6,737
	361,612	956,503	—	956,503	(2,626)		1,315,489
Shareholders' Equity							
Share capital	502,760	460,807		460,807	500,974	2(a)	1,228,817
					105,000	2(a)	
					125,048	2(a)	
					100,035	2(a)	
					8,286	2(a)	
					(105,000)	2(a)	
					(22,088)	2(d)	
					(447,005)	2(e)	
Contributed surplus	312	2,037		2,037	(2,037)	2(e)	312
Currency translation account	—	(421)		(421)	421	2(e)	—
Retained earnings (deficit)	(46,772)	42,180		42,180	(42,180)	2(e)	(54,435)
					(7,663)	2(f)	
	456,300	504,603	—	504,603	213,791		1,174,694
	$817,912	$1,461,106	$ —	$1,461,106	$ 211,165		$2,490,183

SASKATCHEWAN WHEAT POOL INC.

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

For the year ended July 31, 2006
(unaudited, Canadian $ in thousands)

	SWP	3 Months AU	9 Months AU	AU	Reclassify	AU	Adjustments	Note ref.	Pro Forma Consolidated
Sales and Other Operating Revenues	$1,580,237	$565,894	$2,291,667	$2,857,561	$4,023	$2,861,584	$(233,119)	2(h)	$4,208,702
Cost of Sales and Expenses									
Cost of sales, operating and selling and administrative expenses	1,497,770	561,690	2,166,853	2,728,543		2,728,543	(233,119)	2(h)	3,992,896
							(298)	2(j)	
Amortization	27,727	15,033	42,724	57,757		57,757			85,484
Provision for pension settlement	15,000	—	—	—		—			15,000
	1,540,497	576,723	2,209,577	2,786,300	—	2,786,300	(233,417)		4,093,380
Earnings before the undernoted	39,740	(10,829)	82,090	71,261	4,023	75,284	298		115,322
Gain on disposal of assets	—	1,052	733	1,785	(1,785)	—			—
Financing Expenses									
Interest and securitization expenses	21,054	11,830	39,830	51,660	2,238	53,898	(9,450)	2(i)	65,502
Expenses associated with the redemption of the Senior Subordinated Notes	11,209	—	—	—		—			11,209
Earnings Before Corporate Taxes	7,477	(21,607)	42,993	21,386	—	21,386	9,748		38,611
Corporate tax expense (recovery)	14,321	(8,612)	15,594	6,982		6,982	3,123	2(i)	24,524
							98	2(j)	
Earnings From Continuing Operations	(6,844)	(12,995)	27,399	14,404	—	14,404	6,527		14,087
Net Recoveries From Discontinued Operations	7,375	—	—	—		—			7,375
Net Earnings (Loss)	$ 531	$(12,995)	$ 27,399	$ 14,404	$ —	$ 14,404	$ 6,527		$ 21,462
Basic and Diluted Earnings (Loss) Per Share									
From Continuing Operations	$ (0.08)								$ 0.08
Net Earnings	$ 0.01								$ 0.12
Number of shares outstanding	90,251						88,244	2(a)	178,495
Weighted average shares outstanding	84,343						88,244	2(a)	172,587

SASKATCHEWAN WHEAT POOL INC.

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

For the three months ended October 31, 2006
(unaudited, Canadian $ in thousands)

	SWP	AU	Reclassify	AU	Adjustments	Note ref.	Pro Forma Consolidated
Sales and Other Operating Revenues	$341,262	$706,802	$2,411	$709,213	$(21,760)	2(h)	$1,028,715
Cost of Sales and Expenses							
Cost of sales, operating and selling and administrative expenses	338,466	690,980		690,980	(21,760)	2(h)	1,007,540
					(146)	2(j)	
Amortization	7,451	15,971		15,971			23,422
	345,917	706,951	—	706,951	(21,906)		1,030,962
Earnings before the undernoted	(4,655)	(149)	2,411	2,262	146		(2,247)
Gain on disposal of assets	—	1,678	(1,678)	—			—
Loss on settlement of swap	—	(2,170)	2,170	—			—
Financing Expenses:							
Interest and securitization expenses	2,751	12,983	733	15,886	(2,363)	2(i)	16,274
			2,170				
Earnings Before Corporate Taxes	(7,406)	(13,624)	—	(13,624)	2,509		(18,521)
Corporate tax expense (recovery)	(2,272)	(6,790)		(6,790)	781	2(i)	(8,233)
					48	2(j)	
Earnings From Continuing Operations	(5,134)	(6,834)	—	(6,834)	1,680		(10,288)
Net Recoveries From Discontinued Operations	—	—		—			—
Net Earnings (Loss)	$ (5,134)	$ (6,834)	$ —	$ (6,834)	$ 1,680		$ (10,288)
Basic and Diluted Earnings (Loss) Per Share							
From Continuing Operations	$ (0.06)						$ (0.06)
Net Earnings	$ (0.06)						$ (0.06)
Number of shares outstanding	90,251				88,244	2(a)	178,495
Weighted average shares outstanding	90,251				88,244	2(a)	178,495

SASKATCHEWAN WHEAT POOL INC.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, Canadian $ unless otherwise stated)

1. BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statements (the "Statements") give effect to the proposed acquisition (the "Acquisition") by Saskatchewan Wheat Pool Inc. ("SWP") of all of the outstanding limited voting common shares (the "AU Common Shares") and all of the outstanding Series A convertible preferred shares (the "AU Series A Preferred Shares") of United Grain Growers Limited, carrying on business as Agricore United ("AU"), and the private placement and public offering of subscription receipts announced on January 25, 2007 and January 26, 2007 as if they had occurred as at October 31, 2006 for the purposes of the pro forma consolidated balance sheet and as at August 1, 2005 for the purposes of the pro forma consolidated statement of earnings. The Statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

The unaudited pro forma consolidated balance sheet as at October 31, 2006 and the unaudited pro forma consolidated statement of earnings for the three months ended October 31, 2006 and for the year ended July 31, 2006 have been prepared using the following information:

a) unaudited interim consolidated financial statements of SWP as at and for the three months ended October 31, 2006;

b) audited consolidated financial statements of SWP as at and for the year ended July 31, 2006;

c) unaudited interim consolidated financial statements of AU as at and for the three months ended October 31, 2006;

d) audited consolidated financial statements of AU as at and for the year ended October 31, 2006;

e) unaudited interim consolidated financial statements of AU as at and for the three months ended October 31, 2005;

f) unaudited interim consolidated financial statements of AU as at and for the nine months ended July 31, 2006; and

g) such other supplementary information as was considered necessary to reflect the Acquisition in the Statements.

The information relating to AU included in the Statements was taken from publicly available documents. Management did not have access to the detailed records of AU in preparing the Statements. As a result, the pro forma adjustments and Statements may differ from the financial statements that would have been compiled and presented if management had access to all pertinent information.

For the purposes of the Statements, the purchase method of accounting has been used for the Acquisition described above. Accordingly, the excess of the purchase price over the estimated fair value of the net assets acquired has been allocated to goodwill. The Statements do not include the anticipated financial benefits from such items as cost savings arising from the Acquisition nor do the Statements include the portion of the restructuring and integration costs to be incurred by SWP. Certain elements of the AU consolidated balance sheet, including AU's investments which are included with other long-term assets and AU's member demand loans which are included in bank indebtedness, have been reclassified to conform to the presentation used by SWP. Certain elements of the AU consolidated statement of earnings have been reclassified to conform to the presentation used by SWP including the Gain on disposal of assets and the Canadian Wheat Board carrying charge recovery which have been reclassified to Sales and Other Operating Revenues and the Loss on settlement of swap which has been reclassified to Interest and securitization expenses.

The Statements are not intended to reflect the results of operations or the financial position that would have resulted had the Acquisition been effected on the dates indicated, or the results that may be obtained in the future. The Statements should be read in conjunction with the description of the Acquisition, the consolidated financial statements of SWP and AU referenced above, the short form prospectus of SWP dated January 31, 2007, the Circular of SWP dated November 24, 2006 and the Notice of Extension and Variation of SWP dated January 31, 2007.

2. ACQUISITION OF AGRICORE UNITED

a) SWP has offered to acquire (i) all of the outstanding AU Common Shares on the basis of, at the election of each common shareholder, $11.33 in cash per AU Common Share; or 1.3601 common shares of SWP ("SWP Shares") per AU Common Share; or any combination thereof subject to pro ration in each case, based on the maximum amount of cash and SWP Shares being offered (assuming full pro ration, the result would be $3.00 in cash and 1.00 SWP Share for each AU Common Share) and (ii) all of the outstanding AU Series A Preferred Shares on the basis of $24.00 in cash per AU Series A Preferred Share, plus any accrued and unpaid dividends to the date the AU Series A Preferred Shares are taken up.

Based on the assumptions described below, $27.6 million of cash will be paid to acquire the outstanding AU Series A Preferred Shares including accrued and unpaid dividends and 60.1 million SWP Shares will be issued, at an ascribed price of $8.33 per share, plus $180.4 million of cash will be paid to acquire the outstanding AU Common Shares, representing an aggregate value of $709.0 million, plus estimated transaction costs incurred by SWP of $13.7 million less interest earned on funds held in escrow of $1.3 million after income taxes of $0.7 million. To finance the cash portion of the offer to acquire AU Common Shares SWP will raise a total of $125.0 million of cash by issuing 15.75 million subscription receipts, by way of private placement, and a total of $100.0 million of cash by issuing 12.35 million subscription receipts pursuant to a public offering. Proceeds not used in the cash portion of the offer to acquire AU Common Shares will be used for expenses related to the offerings and for general corporate purposes. The Statements assume the following:

(i) the total number of outstanding AU Common Shares is 60.1 million, including the 13.8 million AU Common Shares issued by AU on the redemption of the $105 million of 9% convertible unsecured subordinated debentures on January 10, 2007 and 0.9 million "in-the-money" stock options which would be exercised for proceeds of $8.3 million, as at October 31, 2006. All of these

AU Common shares will be acquired by SWP under the terms of SWP's offer to purchase AU Common Shares dated November 24, 2006 and the Notice of Extension and Variation of SWP dated January 31, 2007;

(ii) for purposes of calculating the purchase consideration used in the Statements, the price of SWP Shares to be issued is assumed to be $8.33, as disclosed in the press releases on January 25, 2007 and January 26, 2007 announcing the variation of the proposed Acquisition and the private placement and public offering of subscription receipts. The closing price of SWP Shares on the Toronto Stock Exchange on January 24, 2007 was $8.33. The actual ascribed price of the SWP Shares to be issued will be based on the actual measurement date of the Acquisition; and

(iii) SWP will raise $125.0 million of cash by issuing 15.75 million subscription receipts by way of private placement at a price per receipt of $7.938, each receipt entitling the holder, on the exchange thereof, to receive one SWP Share upon the initial take-up by SWP, at or before April 30, 2007, of AU Common Shares pursuant to the Acquisition. In addition, SWP will raise $100.0 million of cash by issuing 12.35 million subscription receipts pursuant to a public offering, assuming no exercise of the Underwriters' over-allotment option granted in connection with the public offering, at a price per receipt of $8.10, each receipt entitling the holder, on the exchange thereof, to receive one SWP Share upon the initial take-up by SWP, at or before April 30, 2007, of AU Common Shares pursuant to the Acquisition. SWP may also raise an additional $15.0 million of cash by issuing 1.85 million additional subscription receipts upon exercise of the Underwriters' over-allotment option under the public offering on the same terms at any time up to 30 days after the closing of the public offering of subscription receipts.

b) For the purposes of the Statements, the Acquisition is accounted for using the purchase method of accounting.

	(Canadian $ in millions)
Total purchase consideration	
Purchase price	
Cash for AU Series A Preferred Shares	$ 27.6
Cash for AU Common Shares	180.4
SWP Shares	501.0
	709.0
Estimated transaction costs — Note 2(c)	13.7
Interest on funds held in escrow net of income taxes — Note 2(a)	(1.3)
	721.4
Net balance sheet assets acquired	
Carrying value of AU's net balance sheet assets prior to the Acquisition	504.6
Carrying value of AU's convertible debentures subsequently redeemed	105.0
Proceeds on conversion of "in-the-money" stock options	8.3
Dividends paid on preferred shares	1.1
Estimated fair value adjustments, net of income taxes	(72.5)
Estimated fair value of net balance sheet assets acquired	546.5
Previously unrecognized SWP future tax assets	39.8
Less restructuring/integration costs, net of income taxes — Note 2(c)	(46.9)
	539.4
Goodwill	$182.0

The purchase price is allocated to balance sheet assets (including identifiable intangible assets arising from the purchase) and liabilities acquired based on their estimated fair value. Certain fair value adjustments to the AU balance sheet in connection with the Acquisition are described in Note 2(b)(i) to (v). The excess of the total purchase consideration over the estimated fair value of the net assets acquired, together with the capitalized costs, is allocated to goodwill.

The estimated fair market value of AU's assets and liabilities was based on publicly available information. The actual adjustments will depend on a number factors, including differences in accounting policies and practices, the measurement date of the Acquisition and changes in the market value of net balance sheet assets and operating results of AU between October 31, 2006 and the acquisition date. SWP expects to make such adjustments at the closing of the Acquisition. Such adjustments will affect the value of assets, liabilities or goodwill and any such adjustments may be material. The following fair market value adjustments have been made:

(i) Fair valuation of assets includes the elimination of AU's existing goodwill of $32.8 million.

(ii) As part of the fair value adjustments, AU's other long-term assets having a carrying value of $14.4 million have been reduced by $4.3 million. This reduction represents the deficit amount in one of AU's defined benefit pension plans.

(iii) As part of the fair value adjustments, AU's other long-term assets having a carrying value of $8.7 million have been reduced by $8.7 million. This reduction represents deferred system, varietal and product development costs as well as deferred risk and insurance costs.

(iv) As part of the fair value adjustments, AU's other long-term assets having a carrying value of $8.9 million have been reduced by $8.9 million. This reduction represents deferred financing costs.

(v) As part of the fair value adjustments, AU's long-term debt related to Cascadia Series B Notes having a carrying value of $42.5 million has been increased by $2.2 million. In addition, given the anticipated calling of the debt and treatment of the debt as current, the fair value of AU's long-term debt related to Term and Series A and B Notes, having a carrying value of $150.8 million, has been increased by $35.1 million related to change of control penalties. As a result of these change of control provisions which provide the lender with the right to declare any amounts outstanding to be immediately due and payable, a total of $325.0 million of long-term debt, including the Term and Series A and B Notes, has been reclassified to long-term debt due within one year.

c) As a result of the Acquisition, AU will incur estimated costs of $46.9 million after income taxes of $23.2 million. These costs will be included as part of the total acquisition costs. The estimated transaction costs of $13.7 million incurred by SWP are included in the purchase consideration — see Notes 2(a) and 2(b).

Estimated transition costs to be incurred by SWP are $16.5 million after income taxes of $8.2 million. These costs will be recorded as an expense in the consolidated statement of earnings of SWP or capitalized and amortized following the completion of the Acquisition. The impact of this charge, as well as any financing costs which may occur upon refinancing of AU debt, are excluded from the pro forma consolidated statement of earnings.

d) The 1.1 million AU Series A Preferred Shares will be purchased at the callable value of $24 per share for a total cash consideration of $27.6 million including any accrued and unpaid dividends.

e) The AU Common Shares, shareholders' retained earnings, contributed surplus and currency translation account have been eliminated to reflect the effect of the Acquisition. Dividends payable to former AU common shareholders have been reclassified to accounts payable.

f) As a result of the Acquisition, SWP will incur estimated costs of $3.0 million related to the costs of qualifying and issuing SWP Shares in exchange for AU Common Shares. In addition, SWP will incur estimated costs of $4.7 million after income taxes of $2.3 million related to the funds raised through a private placement and public offering of subscription receipts, assuming no exercising of the Underwriters' over-allotment option granted in connection with the public offering. These costs will be recorded as a charge to retained earnings in accordance with SWP's accounting policy.

g) As a result of the Acquisition, it is more likely than not that SWP will be able to realize $39.8 million of its own pre-existing future tax assets that had previously been subject to a valuation allowance.

The pro forma consolidated statement of earnings for the three months ended October 31, 2006 and for the year ended July 31, 2006 incorporates the following adjustments:

h) The elimination of inter-company revenue related to an investment in Western Co-operative Fertilizer Limited ("WCFL"), such that the remaining revenue on SWP's consolidated statement of earnings from WCFL would be the non-member business.

i) The elimination of interest on AU's convertible debentures and the related income tax expense if the Acquisition had occurred as at August 1, 2005.

j) The elimination of stock-based compensation expense and the related income tax expense if the Acquisition had occurred as at August 1, 2005.

3. EARNINGS PER SHARE

Pro forma basic earnings per common share for the three months ended October 31, 2006 and for the year ended July 31, 2006 have been calculated based on the estimated weighted average number of common shares on a pro forma basis, as described below:

a) The weighted average number of SWP Shares outstanding is 90.3 million for the three months ended October 31, 2006 and 84.3 million for the year ended July 31, 2006.

b) The pro forma weighted average number of SWP Shares outstanding after giving effect to the Acquisition is 178.5 million for the three months ended October 31, 2006 and 172.6 million for the year ended July 31, 2006. The weighted average number of SWP Shares outstanding reflect the issuance of the 88.2 million SWP Shares as described in Note 2(a).

THE DEPOSITARY FOR THE OFFERS IS:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail

COMPUTERSHARE INVESTOR SERVICES INC.

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2
Attention: Corporate Actions

By Registered Mail, by Hand or by Courier

Toronto:	*Calgary:*
COMPUTERSHARE INVESTOR SERVICES INC.	**COMPUTERSHARE INVESTOR SERVICES INC.**
100 University Avenue	**530 – 8th Avenue S.W.**
9th Floor	**Suite 600**
Toronto, Ontario M5J 2Y1	**Calgary, Alberta T2P 3S8**
Attention: Corporate Actions	**Attention: Corporate Actions**

Toll Free: 1-888-344-2793 (North America)
E-mail: corporateactions@computershare.com

THE INFORMATION AGENT FOR THE OFFERS IS:

KINGSDALE
SHAREHOLDER SERVICES INC.

The Exchange Tower
Suite 2950, Box 361
130 King Street West
Toronto, Ontario M5X 1E2

Toll Free: 1-866-301-3454 (North America)
Email: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Banks and Brokers Call Collect: 416-867-2272

THE DEALER MANAGER FOR THE OFFERS IS:

GENUITY CAPITAL MARKETS

P.O. Box 1007
Suite 4900
40 King Street West
Toronto, Ontario M5H 3Y2
Phone: (416) 687-5404
Fax: (416) 687-5338

Any questions and requests for assistance may be directed by Shareholders of Agricore to the Depositary, the Dealer Manager or the Information Agent at the telephone numbers and locations set out above.

52 EXHIBIT 2

USE THIS FORM TO TENDER YOUR COMMON SHARES IF YOU HAVE YOUR SHARE CERTIFICATE

The Depositary, Computershare Investor Services Inc., or the Information Agent, Kingsdale Shareholder Services Inc. (see the end of this document for addresses and telephone numbers), or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

TO DEPOSIT LIMITED VOTING COMMON SHARES OF

UNITED GRAIN GROWERS LIMITED, carrying on business as AGRICORE UNITED

Pursuant to the Offer
dated November 24, 2006, as extended and varied

by

SASKATCHEWAN WHEAT POOL INC.

AND REQUISITION FOR SHAREHOLDERS' MEETINGS

THE COMMON SHARE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON MARCH 7, 2007, UNLESS THE COMMON SHARE OFFER IS EXTENDED OR WITHDRAWN.

This Letter of Transmittal and Requisition for Shareholders' Meetings (together, the "Letter of Transmittal"), properly completed and duly executed, together with all other required documents, must accompany certificates for limited voting common shares (the "Shares") of United Grain Growers Limited, carrying on business as Agricore United ("Agricore") deposited pursuant to the offer (the "Common Share Offer") and the accompanying Circular dated November 24, 2006, as extended and varied, made by Saskatchewan Wheat Pool Inc. (the "Offeror") to holders of Shares.

The terms and conditions of the Common Share Offer are incorporated by reference into this Letter of Transmittal.

Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Common Share Offer and accompanying Circular have the respective meanings set out in the Common Share Offer and Circular, as extended and varied.

Please read carefully the instructions and rules set forth below before completing this Letter of Transmittal. Important information for U.S. shareholders can be found in Instructions 12 and 13.

TO: SASKATCHEWAN WHEAT POOL INC.
AND TO: COMPUTERSHARE INVESTOR SERVICES INC., as Depositary (the "Depositary")
AND (in the case of only paragraph 15 below) TO: UNITED GRAIN GROWERS LIMITED, carrying on business as AGRICORE LIMITED ("AGRICORE")
AND (in the case of only paragraph 15 below) TO: THE BOARD OF DIRECTORS OF AGRICORE

Dear Sirs/Mesdames:

ELECTION FOR CASH AND/OR SHARES

Pursuant to the Common Share Offer, the undersigned hereby elects to receive one of the following forms of consideration for all of the deposited Shares represented by the certificate(s) listed above. Common Shareholders may elect to receive the Cash Alternative (Choice A) OR the Share Alternative (Choice B) OR any combination of the Cash Alternative and the Share Alternative (Choice C) (each, a "Consideration Alternative").

Common Shareholders may choose only ONE of the choices below:

☐ **Choice A – The CASH ALTERNATIVE**

Common Shareholders who check this box ("Cash Electing Shareholders") will receive Cdn.$11.33 in cash for each Share deposited under this Choice A (subject to pro ration).

☐ **Choice B – The SHARE ALTERNATIVE**

Common Shareholders who check this box ("Share Electing Shareholders") will receive 1.3601 common shares of the Offeror (the "SWP Shares") for each Share deposited under this Choice B (subject to pro ration).

☐ **Choice C – COMBINATION of the CASH ALTERNATIVE and the SHARE ALTERNATIVE**

Common Shareholders who check this box will receive Cdn. $11.33 in cash for each Share deposited under the Cash Alternative and 1.3601 SWP Shares for each Share deposited under the Share Alternative, as specified below (subject to pro ration):

________________________________ Shares deposited under the Cash Alternative; and

________________________________ Shares deposited under the Share Alternative.

The total number of Shares tendered under Choice C — Combination of the Cash Alternative and the Share Alternative must equal the total number of Shares tendered to the Common Share Offer.

Any Common Shareholder who fails to complete the Letter of Transmittal and Notice of Guaranteed Delivery, if applicable, electing a Consideration Alternative or who does not properly elect a Consideration Alternative in the Letter of Transmittal and Notice of Guaranteed Delivery, if applicable, with respect to any Shares deposited by such Common Shareholder pursuant to the Common Share Offer will be deemed to have elected the Share Alternative. Assuming that either all Common Shareholders tendered to the Cash Alternative or all Common Shareholders tendered to the Share Alternative, each Common Shareholder would be entitled to receive Cdn. $3.00 in cash and 1 SWP Share for each Share tendered, subject to adjustment for fractional shares.

Fractional SWP Shares will not be issued. Instead of receiving any fractional SWP Shares, Share Electing Shareholders shall receive a cash payment in Canadian dollars equal to such fraction multiplied by the closing trading price on the Toronto Stock Exchange (the "TSX") for the SWP Shares on the second last trading day prior to the date on which the Offeror first pays for Shares deposited under the Common Share Offer. For the purposes of determining any cash payment, the Shares deposited by a registered holder of Shares shall be aggregated.

The undersigned acknowledges that the consideration payable pursuant to the Common Share Offer and this election is subject to pro ration as set forth in Section 1, "Revised Consideration Offered for AU Common Shares", of the notice of extension and variation dated January 31, 2007 (the "Notice of Extension and Variation"). If, on any Take-Up Date, the aggregate cash consideration that would otherwise be payable by the Offeror to Cash Electing Shareholders in respect of their AU Common Shares to be taken up on such Take-Up Date exceeds the Maximum Take-Up Date Cash Consideration, the amount of cash consideration available to those Cash Electing Shareholders will be allocated pro rata (on a per share basis) among such Cash Electing Shareholders, as set forth in Section 1, "Revised Consideration Offered for AU Common Shares", of the Notice of Extension and Variation. If, on any Take-Up Date, the number of SWP Shares that would otherwise be issuable to Share Electing Shareholders in respect of their AU Common Shares to be

taken up on such Take-Up Date exceeds the Maximum Take-Up Date Share Consideration, the number of SWP Shares available to those Share Electing Shareholders will be allocated pro rata (on a per share basis) among such Share Electing Shareholders as set forth in Section 1, "Revised Consideration Offered for AU Common Shares", of the Notice of Extension and Variation.

If a Common Shareholder delivers a Notice of Guaranteed Delivery in respect of Shares deposited with this Letter of Transmittal, the election (or deemed election) made in that Notice of Guaranteed Delivery as to the consideration to be received shall supersede any election made in this Letter of Transmittal. See Instruction 2, "Procedure for Guaranteed Delivery".

FOR CANADIAN RESIDENT COMMON SHAREHOLDERS WHO ARE ELIGIBLE FOR AND DESIRE A CANADIAN TAX DEFERRAL

By checking the box below, the undersigned: (i) requests a tax election package; (ii) represents that the undersigned is an Eligible Holder (as defined below); (iii) acknowledges that it is the undersigned's responsibility to prepare and file the appropriate tax election(s) that will be described in the tax election package and send such documents to the Depository, so that they are received by the Depository no later than 90 days after the Expiry Date; (iv) acknowledges that the Offeror and the Depositary are not responsible for the proper completion or filing of any tax election and that the undersigned will be solely responsible for the payment of any late filing penalty; (v) acknowledges that the Offeror agrees only to execute any properly completed tax election form submitted to it in duplicate and to forward one copy of such tax election form executed by the Offeror by ordinary mail to the signatory; (vi) acknowledges that with the exception of the execution of the tax election forms by the Offeror, compliance with the requirements for a valid tax election will be the sole responsibility of the signatory and that the Offeror and the Depositary are not responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any tax election or to file such tax election properly within the time prescribed and in the form prescribed by the *Income Tax Act* (Canada) (the "Tax Act") (or the corresponding provisions of any applicable provincial legislation); and (vii) acknowledges that a deferral is only available in the circumstances described in the Common Share Offer to the extent that the undersigned receives SWP Shares in respect of the AU Common Shares deposited herewith.

Election For Canadian Resident Common Shareholders Who Are Eligible For A Canadian Tax Deferral

☐ Please check if you want and are eligible for a tax election package.

Eligible Holders who are requesting a tax election package should check the appropriate box(es) below:

	Yes	No
The undersigned is a partnership	☐	☐
The undersigned intends to file an election in Quebec	☐	☐

An "Eligible Holder" means a Common Shareholder: (i) who is a resident of Canada for purposes of the Tax Act other than any such Common Shareholder who is exempt from tax under the Tax Act, or (ii) which is a partnership that owns AU Common Shares if one or more of its members would be an Eligible Holder if such member held such AU Common Shares directly. See "Canadian Federal Income Tax Consideration" in the Circular.

1. The undersigned delivers to you the Shares described below (the "Deposited Shares") and, subject only to the provisions of the Common Share Offer regarding withdrawal, irrevocably accepts the Common Share Offer for such Deposited Shares upon the terms and conditions in the Common Share Offer and hereby assigns all right, title and interest therein to the Offeror. The following are the details of the Deposited Shares:

Description of Deposited Shares
Box 1 — Agricore Shares Deposited
(if insufficient space, attach a list in the form below)

Name in which Registered	Share Certificate Number (if applicable)	Number of Shares Represented by Certificate	Number of Shares Tendered
TOTAL			

Terms and Conditions of Tender:

2. The undersigned acknowledges receipt of the Common Share Offer and the accompanying Circular and represents and warrants that: (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Deposited Shares and Other Securities (as defined below) being deposited and all interests therein and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Deposited Shares and Other Securities (or interests therein) to any other person; (b) the undersigned depositing the Deposited Shares (and any Other Securities), or on whose behalf such Deposited Shares (and any Other Securities) are being deposited, has good title to and is the beneficial owner of the Deposited Shares (and any Other Securities) being deposited within the meaning of applicable securities laws; (c) the deposit of such Deposited Shares (and any Other Securities) complies with applicable securities laws; and (d) when such Deposited Shares are taken up and paid for by the Offeror, the Offeror will acquire good title thereto (and any Other Securities) free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of other persons and together with all rights and benefits arising therefrom (subject to the payment of dividends as described below) in accordance with the following:

3. **IN CONSIDERATION OF THE COMMON SHARE OFFER AND FOR VALUE RECEIVED,** subject only to the provisions of the Common Share Offer regarding withdrawal, the undersigned irrevocably assigns to the Offeror all of the right, title and interest of the undersigned in and to the Deposited Shares and in and to any and all dividends, interest, distributions, payments, securities, rights, warrants, assets or other interests (collectively, "Other Securities") which may be declared, paid, issued, accrued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on or after November 7, 2006 (being the date of the announcement of the Common Share Offer), other than a quarterly dividend in respect of the Shares not exceeding $0.04 per Share in respect of any fiscal quarter (each an "Ordinary Course Dividend") as well as the right to receive any and all Other Securities. If, notwithstanding such assignment, any Other Securities are received by or made payable to or to the order of the undersigned, then: (a) in the case of any cash dividend, distribution or payment (other than an Ordinary Course Dividend), the amount of the dividend, distribution or payment shall be received and held by the undersigned for the account of the Offeror until the Offeror pays for such Shares, and to the extent that such dividend, distribution or payment does not exceed the value of the Common Share Consideration (as determined by the Offeror), the Common Share Consideration will be reduced by the amount of any such dividend, distribution or payment; (b) in the case of any non-cash dividend, distribution, payment, right or other interest, the whole of any such non-cash dividend, distribution, payment,

right or other interest shall be received and held by the undersigned for the account of the Offeror and shall be required to be promptly remitted and transferred by the undersigned to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer; and (c) in the case of any cash dividend, distribution or payment in an amount that exceeds the value of the Common Share Consideration (as determined by the Offeror), the whole of such cash dividend, distribution or payment shall be received and held by the undersigned for the account of the Offeror and shall be required to be promptly remitted and transferred by the undersigned to the Depository for the account of the Offeror, accompanied by appropriate documentation of transfer.

4. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold all of the Common Share Consideration otherwise issuable by the Offeror to the undersigned pursuant to the Common Share Offer or deduct from the Common Share Consideration to be delivered by the Offeror the amount or value of such dividend, distribution, payment, right or other interest, as determined by the Offeror in its sole discretion.

5. Holders of Shares whose share certificates are not immediately available or who cannot deliver their share certificates and all other required documents to the Depositary at or prior to the Expiry Time may deliver their Shares according to the guaranteed delivery procedures set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

6. The undersigned irrevocably constitutes and appoints each officer of the Offeror and any other person designated by the Offeror in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the undersigned with respect to the Deposited Shares taken up and paid for under the Common Share Offer and any Other Securities which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of such Deposited Shares or any of them on or after November 7, 2006.

7. The power of attorney granted irrevocably hereby shall be effective on and after the date that the Offeror takes up and pays for such Deposited Shares with full power of substitution and resubstitution (such power of attorney, being coupled with an interest, being irrevocable), to, in the name of and on behalf of the undersigned: (a) register or record the transfer or cancellation of any such Deposited Shares and Other Securities on the appropriate registers maintained by or on behalf of Agricore; (b) vote, execute and deliver any instruments of proxy, authorization, resolution or consent, all in form and on terms satisfactory to the Offeror, in respect of any such Deposited Shares and Other Securities, revoke any such instrument, authorization, resolution or consent, or designate in any such instrument, authorization, resolution or consent, any person or persons as the proxyholder or proxy nominee or nominees of the undersigned in respect of such Deposited Shares or Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise or any adjournment or postponement thereof) of holders of relevant Securities of Agricore; (c) execute and negotiate any cheques or other instruments representing any Other Securities payable to or to the order of, or endorsed in favour of, the undersigned; (d) exercise any rights of the undersigned with respect to such Deposited Shares and Other Securities; and (e) execute all such further and other documents, transfers or other assurances as may be necessary or desirable in the sole judgment of the Offeror to effectively convey such Deposited Shares and Other Securities to the Offeror.

8. The undersigned agrees, effective on and after the date the Offeror takes up and pays for any Deposited Shares, not to vote any of such Deposited Shares taken up and paid for under the Common Share Offer, or any Other Securities which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of such Deposited Shares, at any meeting (whether annual, special or otherwise or any adjournment or postponement thereof) of Securityholders or holders of Other Securities and not to exercise any or all of the other rights or privileges attached to any of such Deposited Shares or Other Securities, or otherwise act with respect thereto. The undersigned agrees to execute and deliver to the Offeror, at any time and from time to time, as and when requested by, and at the expense of, the Offeror, any and all instruments of proxy, authorizations or consents, in form and on terms satisfactory to the Offeror, in respect of all or any such Deposited Shares and Other Securities.

9. The undersigned agrees further to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or proxy nominee or nominees of the undersigned in respect of such Deposited Shares or Other Securities.

10. The undersigned covenants and agrees to execute, upon request of the Offeror, any additional documents, transfers, resolutions and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Shares and Other Securities to the Offeror.

11. The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any Other Securities. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be given with respect to the Deposited Shares or any Other Securities by or on behalf of the undersigned, unless the Deposited Shares are not taken up and paid for under the Common Share Offer.

12. Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Common Share Offer, the deposit of Shares pursuant to this Letter of Transmittal is irrevocable.

13. The undersigned instructs the Offeror and the Depositary, upon the Offeror taking up the Deposited Shares, to mail the certificate representing SWP Shares and/or the cheque payable in Canadian funds, by first class mail, postage prepaid, or to hold such share certificate and/or cheque for pick-up, in accordance with the instructions given below. Should any Deposited Shares not be purchased, any deposited documents, including, if applicable, certificate(s) representing Deposited Shares, shall be returned in accordance with the instructions in the preceding sentence. The undersigned acknowledges that the Offeror has no obligation pursuant to the instructions given below to transfer any Shares from the name of the registered holder thereof if the Offeror does not purchase any of the Deposited Shares.

14. The undersigned agrees that all questions as to validity, form, illegibility, timely receipt and acceptance of any Shares deposited pursuant to the Common Share Offer and of any notice of withdrawal will be determined by the Offeror in its sole discretion and that such determination will be final and binding and acknowledges that there is no duty or obligation of the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any deposit or notice of withdrawal and no liability will be incurred by any of them for failure to give any such notice.

☐ **By executing this Letter of Transmittal the undersigned authorizes and directs Saskatchewan Wheat Pool Inc. and Computershare Investor Services Inc., as Depositary, to deliver this Letter of Transmittal to Agricore and to the board of directors of Agricore, for the purpose of requisitioning a shareholders meeting or meetings as described in paragraph 15 below, unless the undersigned checks this box, in which case paragraph 15 is not operative.**

15. Under the authority of Agricore's governing laws, the undersigned hereby requisitions the directors of Agricore to call a meeting or meetings of Common Shareholders for the purposes of placing before such Common Shareholders resolutions to:

   (a) authorize the directors of Agricore to apply for the continuance of Agricore as a corporation under the *Canada Business Corporations Act* (the "CBCA"), having the same authorized share capital as at the date of continuance, and having a board of directors composed of 15 directors (each of whom can be removed and elected by the Common Shareholders, and not by Agricore's members);

   (b) upon the continuation of Agricore under the CBCA, remove all of Agricore's then current directors from office; and

(c) upon the continuance of Agricore under the CBCA, elect the following individuals as directors of Agricore: Ryan Anderson, Terry Baker, Thomas Birks, Vic Bruce, Thomas Chambers, Wayne Cheeseman, Raymond Dean, Doug Weinbender, Dallas Howe, Rick Jensen, Douglas Kitchen, Francis Malecha, Harold Milavsky, Herb Pinder, Jr. and Mayo Schmidt, all of whom are directors and/or officers of the Offeror (subject to any requirements pursuant to existing contractual arrangements)

and the undersigned gives the undersigned's approval, direction and consent to the Offeror and the Depositary to deliver this requisition(s) and all necessary documents on the undersigned's behalf to Agricore and its directors, and to take such steps as are necessary to cause such shareholders meeting(s) to be conducted. This requisition is effective immediately upon delivery of this Letter of Transmittal, and may be delivered at any time to Agricore and its directors, whether prior to or after the time when the Offeror takes up and pays for the Deposited Shares, even though the undersigned may have certain rights to withdraw the Deposited Shares, as described in Section 8 of the Offer, "Withdrawal of Deposited Securities".

16. The undersigned acknowledges that the Common Share Offer is not being made to, nor will deposits be accepted from or on behalf of, Common Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. See also Instruction 13 — "Notice with Respect to Certain U.S. Common Shareholders".

17. By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Common Share Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'utilisation de la version anglaise de la présente lettre d'envoi par le soussigné, ce dernier et les destinataires sont réputés avoir demandé que tout contrat attesté par l'offre, telle qu'elle est acceptée au moyen de cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en anglais.

BLOCK A
(See Instructions 3 and 4)

ISSUE SHARE CERTIFICATE AND/OR CHEQUE IN NAME OF (please print or type):

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Tax Identification, Social Insurance or Social Security No.)

BLOCK B
(See Instructions 3 and 4)

SEND SHARE CERTIFICATE AND/OR CHEQUE (UNLESS BLOCK C IS CHECKED) TO (please print or type):

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

BLOCK C

☐ HOLD SHARE CERTIFICATE AND/OR CHEQUE FOR PICK UP

BLOCK D

☐ CHECK HERE IF SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING:

Name of Registered Holder: ______________________

Date of Execution of Notice: ______________________

Name of Institution which Guaranteed Delivery: ______________________

BLOCK E

Indicate whether you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder (See Instructions 12 and 13)

☐ The owner signing above represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐ The owner signing above is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

☐ The owner signing above is a "Non-Qualified Party" (as defined in Instruction 13).

A U.S. Shareholder is any Shareholder that is either (A) providing an address in Block "A" that is located within the United States or any territory or possession thereof, or (B) a U.S. person for United States federal income tax purposes.

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, then in order to avoid backup withholding you must complete the Substitute Form W-9 included below or otherwise provide certification that you are exempt from backup withholding, as provided in the instructions. If you require a Form W-8, please contact the Depositary.

60

BLOCK F

INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER
(See Instruction 7) (please print or type)

(Firm)	(Telephone Number) (Fax Number)
(Registered Representative)	(Address)
(Registered Representative Identification Number)	

☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

Signature guaranteed by
(if required under Instruction 4):

Dated: ____________________

Authorized Signature	Signature of Shareholder or Authorized Representative — see Instruction 5
Name of Guarantor (please print or type)	Name of Shareholder (please print or type)
Address (please print or type)	Name of Authorized Representative, if applicable (please print or type)
	Telephone (Work)
	Telephone (Home)

SUBSTITUTE FORM W-9
TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

SUBSTITUTE FORM W-9 Department of the Treasury Internal Revenue Service Request for Taxpayer Identification Number and Certification	**Part 1** - Please provide your name in the box at right. Taxpayer Identification Number ("TIN") - ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see "Obtaining a Number" in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW.	____________________ Name ____________________ Social Security Number(s) (If awaiting TIN, write "Applied For") OR ____________________ Employer Identification Number(s) (If awaiting TIN, write "Applied For")
	Part 2 - For payees exempt from backup withholding, please write "exempt" here (see Instructions):	

Part 3 — Certification — Under penalties of perjury, I certify that:

(A) The number shown on this form is my correct TIN (or I am waiting for TIN to be issued to me) and

(B) I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(C) I am a U.S. person (including a U.S. resident alien).

Certificate Instructions. You must cross out Item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Signature of U.S. person ____________________ Date __________________, 20___

Note: Failure to furnish your correct TIN may result in a $50 penalty imposed by the Internal Revenue Service and in backup withholding of 28% of the gross amount of consideration paid to you pursuant to the Arrangement. For additional details, please review the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" that follow the instructions accompanying this Letter of Transmittal.

You must complete the following certificate if you wrote "Applied For" in Part 1 of Substitute Form W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me will be withheld.

Signature ______________________________ Date __________________, 20___

INSTRUCTIONS AND RULES

1. Use of Letter of Transmittal

(a) This Letter of Transmittal (or a manually signed facsimile thereof) together with any accompanying certificate(s) representing the Deposited Shares, if applicable, properly completed and signed, must be received by the Depositary at its offices specified on the back page hereof at or prior to the Expiry Time, being 5:00 p.m. (Toronto time) on March 7, 2007, unless the Common Share Offer is extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is employed.

(b) The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing Deposited Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary at its offices specified on the back page hereof. The Offeror recommends that the necessary documentation be hand delivered to the Depositary, at its offices specified on the back page hereof, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Common Shareholders whose Shares are registered in the name of a stockbroker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Shares.

2. Procedure for Guaranteed Delivery

If a Common Shareholder wishes to deposit Shares pursuant to the Common Share Offer and the Common Shareholder is not able to deliver the required Letter of Transmittal together with the certificate(s) representing such Shares, if applicable, and all other required documents to the Depositary at or prior to the Expiry Time, such Shares may nevertheless be deposited provided that all of the following conditions are met:

(a) such a deposit is made by or through an Eligible Institution (as defined below);

(b) a properly completed and signed Notice of Guaranteed Delivery in the form accompanying this Letter of Transmittal or a manually executed facsimile thereof, in each case properly completed and duly executed, together with a guarantee by the Eligible Institution in the form specified in the Notice of Guaranteed Delivery, is received by the Depositary at or prior to the Expiry Time at the applicable address specified in the accompanying Notice of Guaranteed Delivery; and

(c) the certificate(s) representing the Deposited Shares in proper form for transfer together with this Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed with any required signature guarantees covering the Deposited Shares and all other documents required by this Letter of Transmittal, are received by the Depositary at the applicable address specified in the Notice of Guaranteed Delivery no later than 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time.

An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States. Certain Canadian credit unions may also be members.

3. Signatures

(a) This Letter of Transmittal must be filled in, dated and signed by the holder of Shares accepting the Common Share Offer or by such holder's duly authorized representative (in accordance with Instruction 5).

(b) If this Letter of Transmittal is signed by the registered owner(s) of the Deposited Shares, such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered, or, if applicable, as written on the face of such certificate(s) representing the Deposited Shares, in either case, without any change whatsoever, and any such certificate(s) need not be endorsed. If any Deposited Shares are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(c) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares:

(i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4. Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Deposited Shares, or if the share certificate and the cheque, if any, are to be issued to a person other than such registered owner(s) (see Block A) or sent to an address other than the address of the registered owner(s) (see Block B) as shown on the register of holders of Shares maintained by or on behalf of Agricore, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary. Some credit unions with Medallion Guarantees may be acceptable. Common Shareholders should contact their credit union directly to determine if they participate in the Medallion Program.

5. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Offeror or the Depositary, in their discretion, may require additional evidence of authority or additional documentation.

6. Partial Tenders

If less than the total number of Shares evidenced by a certificate submitted are to be deposited, fill in the number of Shares to be deposited in the appropriate space in Box 1 of this Letter of Transmittal. In such case, new certificate(s) for the number of Shares not deposited will be sent to the registered holder unless otherwise provided as soon as practicable after the Expiry Time. The total number of Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. Solicitation

Identify the investment dealer or broker, if any, who solicited acceptance of the Common Share Offer by completing Block F on this Letter of Transmittal and attach a list of beneficial holders, if applicable.

8. Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and numbers of Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Shares are registered in different forms (e.g. "John Doe" and "J. Doe") a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted and no fractional Shares will be purchased. All depositing Common Shareholders by execution of this Letter of Transmittal (or a facsimile hereof) waive any right to receive any notice of the acceptance of Deposited Shares for payment.

(d) The Common Share Offer and any agreement resulting from the acceptance of the Common Share Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

(e) Additional copies of the Common Share Offer, Circular, this Letter of Transmittal and Notice of Guaranteed Delivery may be obtained from the Depositary at the addresses listed on the back page hereof.

(f) Before completing this Letter of Transmittal, you are urged to read the accompanying Common Share Offer and Circular.

(g) All questions as to the validity, form, eligibility, timely receipt and acceptance of any Shares deposited pursuant to the Common Share Offer will be determined by the Offeror in its sole judgment. The Offeror reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful for it to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to permit the Common Share Offer to be accepted in a manner other than as set forth herein and to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received or in the deposit or acceptance of any Shares. None of the Offeror, the Depositary or any other person shall be required to give notice of any defects or irregularities in any deposit or acceptance and no liability shall be incurred by any of them for failure to give such notice. The Offeror's interpretation of the terms and conditions of the Common Share Offer, Circular, Notice of Guaranteed Delivery and this Letter of Transmittal shall be final and binding.

(h) Deposits of Shares will not be accepted from or on behalf of Common Shareholders in any jurisdiction outside of Canada in which the acceptance of the Common Share Offer would not be in compliance with the laws of that jurisdiction.

9. Assistance

The Depositary and the Information Agent (see back two pages for addresses and telephone numbers) will be able to assist you with any questions you may have about the Common Share Offer, Circular, Notice of Guaranteed Delivery and this Letter of Transmittal.

10. Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to the transfer agent for the Shares so that the transfer agent may provide replacement instructions. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depositary so that the Depositary or the transfer agent for the Shares may contact you. If your share certificate has been lost or destroyed, you must take the foregoing action sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the replacement certificate to be tendered to the Common Share Offer prior to the Expiry Time.

11. Commissions and Stock Transfer Taxes

No brokerage fees or commissions will be payable if the Common Share Offer is accepted by depositing Shares directly with the Depositary. The Offeror will pay any stock transfer taxes with respect to the transfer and sale of Deposited Shares to the Offeror by the registered owner pursuant to the Common Share Offer. If, however, the certificates(s) for Deposited Shares not deposited or purchased are to be registered in the name of any person other than the registered holder, or if certificate(s) for Deposited Shares are registered in the name of any person other than the person signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder or such other person) payable on account of the transfer to such person will be payable by the seller that may result in a deduction from the Common Share Consideration unless satisfactory evidence of the payment of such taxes or an exemption therefrom is submitted.

12. U.S. Shareholders and Substitute Form W-9

United States federal income tax law generally requires that a U.S. Shareholder who receives shares or cash in exchange for Shares provide the Depositary with his or her correct Taxpayer Identification Number ("TIN") or Employer Identification Number ("EIN"), which, in the case of a holder of Shares who is an individual, is generally the individual's social security number. If the Depositary is not provided with the correct TIN or EIN or an adequate basis for an exemption, as the case may be, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by the holder from the Internal Revenue Service.

To prevent backup withholding, each U.S. Shareholder must provide his or her correct TIN or EIN by completing the Substitute Form W-9 set out in this document, which requires such holder to certify under penalty of perjury: (1) that the TIN or EIN provided is correct (or that such holder is awaiting a TIN or EIN); (2) that (i) the holder is exempt from backup withholding; (ii) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the Internal Revenue Service has notified the holder that he is no longer subject to backup withholding; and (3) that the holder is a U.S. person (including a U.S. resident alien).

Exempt holders (including, among others, all corporations) are not subject to backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write "Exempt" in Part 2 of such form, and sign and date the form. See the "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" (the "W-9 Guidelines") that follow these instructions.

If Shares are held in more than one name or are not in the name of the actual owner, consult the W-9 Guidelines for information on which TIN to report.

If a U.S. Shareholder does not have a TIN or EIN, such holder should: (i) consult the W-9 Guidelines for instructions on applying for a TIN or EIN; (ii) write "Applied For" in the space for the TIN in Part 1 of the Substitute Form W-9; and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set out in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN or EIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign status, signed under penalty of perjury. An appropriate IRS Form W-8 (W-8BEN, W-8EXP or other form) may be obtained from the Depositary.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE COMMON SHARE OFFER. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY FILING A TAX RETURN WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX

ISSUES IN THIS LETTER OF TRANSMITTAL IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY SUCH SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

13. Notice with Respect to Certain U.S. Common Shareholders

IN THE EVENT THAT THE OFFEROR TAKES UP SHARES DEPOSITED PURSUANT TO THE COMMON SHARE OFFER, ALL COMMON SHAREHOLDERS WHO ARE "NON-QUALIFIED PARTIES" (AS DEFINED BELOW) SHALL HAVE THE SWP SHARES OTHERWISE DIRECTLY ISSUABLE TO THEM PURSUANT TO THE COMMON SHARE OFFER ISSUED INSTEAD ON THEIR BEHALF TO THE DEPOSITARY OR SUCH OTHER AGENT AS MAY BE DESIGNATED BY THE OFFEROR (HEREINAFTER REFERRED TO AS A "SELLING AGENT") WHICH SHALL, AS AGENT FOR SUCH NON-QUALIFIED PARTIES, AS EXPEDITIOUSLY AS IS COMMERCIALLY REASONABLE THEREAFTER, SELL ALL SUCH SWP SHARES THROUGH THE FACILITIES OF THE TORONTO STOCK EXCHANGE AND PAY THE NET PROCEEDS OF SUCH SALES, AFTER DEDUCTION OF COMMISSIONS AND ANY OTHER RELATED EXPENSES OR ANY APPLICABLE WITHHOLDING TAXES, TO SUCH NON-QUALIFIED PARTIES. "NON-QUALIFIED PARTIES" MEANS RESIDENTS OF THE U.S. JURISDICTIONS OF ARIZONA, ARKANSAS, COLORADO, CONNECTICUT, DELAWARE, FLORIDA, GEORGIA, GUAM, HAWAII, ILLINOIS, INDIANA, KENTUCKY, LOUISIANA, MARYLAND, MASSACHUSETTS, MINNESOTA, MISSISSIPPI, NEW JERSEY, NORTH CAROLINA, NORTH DAKOTA, OKLAHOMA, OREGON, PUERTO RICO, TENNESSEE, TEXAS, UTAH, VIRGINIA, WEST VIRGINIA, WISCONSIN AND WYOMING WHO DO NOT QUALIFY AS EXEMPT INSTITUTIONAL INVESTORS IN THEIR RESPECTIVE U.S. JURISDICTIONS.

All SWP Shares which the Selling Agent is required to sell will be pooled and sold as soon as practicable on the TSX. Thereafter, the Selling Agent will forward to each person whose SWP Shares have been sold a cheque in Canadian dollars in an amount equal to such person's pro rata interest in the proceeds of sale of all SWP Shares so sold by the Selling Agent (net of all applicable commissions, any other related expenses in respect of such sales and any applicable withholding taxes). In effecting the sale of any SWP Shares, the Selling Agent will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. Neither the Offeror nor the Selling Agent will be liable for any loss arising out of any sale of such SWP Shares relating to the manner or timing of such sales, the prices at which SWP Shares are sold or otherwise. The sale price of SWP Shares sold on behalf of such persons will fluctuate with the market price of the SWP Shares and no assurance can be given that any particular price will be received upon any such sale. Common Shareholders who are resident in jurisdictions in which SWP Shares may not be lawfully delivered, and who desire certainty with respect to the price to be received for their Shares, may wish to consult their advisors regarding a sale of their Shares in the open market, through the TSX or otherwise rather than tendering them pursuant to the Common Share Offer (including pursuant to the Cash Alternative because of pro ration, which may result in Common Shareholders who elect the Cash Alternative not receiving all of their consideration in cash).

Unless otherwise indicated in Block E, the undersigned hereby acknowledges and confirms that the certificate(s) deposited with this Letter of Transmittal represent Shares not held by or on behalf of "Non-Qualified Parties" as defined above. The undersigned acknowledges that the Offeror and others will rely upon the truth and accuracy of the foregoing representations, warranties, acknowledgements and agreements, and the Offeror is irrevocably authorized to produce this Letter of Transmittal or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

FOR U.S. SHAREHOLDERS ONLY

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You)

To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All "Section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

For This Type of Account:	Give The Taxpayer Identification
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4.a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
b. So-called trust that is not a legal or valid trust under state law	The actual owner(1)
5. Sole proprietorship	The owner(3)
6. A valid trust, estate, or pension trust	The legal entity(4)
7. Corporate	The corporation
8. Association, club, religious, charitable, educational, or other tax-exempt organization account	The organization
9. Partnership	The partnership
10. A broker or registered nominee	The broker or nominee
11. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person's number must be furnished.

(2) Circle the minor's name and furnish the minor's social security number.

(3) You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your social security number or your employer identification number (if you have one).

(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

OBTAINING A NUMBER

If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Card, at the local Social Administration office, or Form SS-4, Application for Employer Identification Number, by calling 1 (800) TAX-FORM, and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

Payees specifically exempted from withholding include:

(i) An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).

(ii) The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing.

(iii) An international organization or any agency or instrumentality thereof.

(iv) A foreign government and any political subdivision, agency or instrumentality thereof.

Payees that may be exempt from backup withholding include:

(i) A corporation.

(ii) A financial institution.

(iii) A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

(iv) A real estate investment trust.

(v) A common trust fund operated by a bank under Section 584(a).

(vi) An entity registered at all times during the tax year under the Investment Company Act of 1940.

(vii) A middleman known in the investment community as a nominee or custodian.

(viii) A futures commission merchant registered with the Commodity Futures Trading Commission.

(ix) A foreign central bank of issue.

(x) A trust exempt from tax under Section 664 or described in Section 4947.

Payments of dividends and patronage dividends generally exempt from backup withholding include:

(i) Payments to non-resident aliens subject to withholding under Section 1441.

(ii) Payments to partnerships not engaged in a trade or business in the United States and that have at least one non-resident alien partner.

(iii) Payments of patronage dividends not paid in money.

(iv) Payments made by certain foreign organizations.

(v) Section 404(k) payments made by an ESOP

Payments of interest generally exempt from backup withholding include:

(i) Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and you have not provided your correct taxpayer identification number to the payer.

(ii) Payments of tax-exempt interest (including exempt-interest dividends under Section 852).

(iii) Payments described in Section 6049(b)(5) to non-resident aliens.

(iv) Payments on tax-free covenant bonds under Section 1451.

(v) Payments made by certain foreign organizations.

(vi) Mortgage interest paid to you.

Certain payments, other than payments of interest, dividends, and patronage dividends, that are exempt from information reporting are also exempt from backup withholding. For details, see the regulations under sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N.

Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

PRIVACY ACT NOTICE - Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

PENALTIES

(1) **Failure to Furnish Taxpayer Identification Number** — If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) **Civil Penalty for False Information With Respect to Withholding** — If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3) **Criminal Penalty for Falsifying Information** — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

For additional information, consult your tax consultant or the IRS.

THE DEPOSITARY FOR THE COMMON SHARE OFFER IS:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail

COMPUTERSHARE INVESTOR SERVICES INC.
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions

Toll Free: 1-888-344-2793
E-mail: corporateactions@computershare.com

By Registered Mail, by Hand or by Courier

Toronto:

COMPUTERSHARE INVESTOR SERVICES INC.
100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1
Attention: Corporate Actions

Calgary:

COMPUTERSHARE INVESTOR SERVICES INC.
600, 530 - 8th Avenue S.W.
Calgary, Alberta
T2P 3S8
Attention: Corporate Actions

THE INFORMATION AGENT FOR THE COMMON SHARE OFFER IS:

KINGSDALE
SHAREHOLDER SERVICES INC.

The Exchange Tower
Suite 2950, Box 361
130 King Street West
Toronto, Ontario
M5X 1E2

Toll Free: 1-866-301-3454
(North America)

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Banks and Brokers Call Collect: 416-867-2272

Any questions and requests for assistance may be directed by Common Shareholders of Agricore to the Depositary or the Information Agent at the telephone numbers and locations set out above.

Saskatchewan Wheat Pool Inc.
2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9

January 31, 2007

STOP DO NOT DISCARD

Do not discard these materials and please do not rely on the instructions or advice of third parties who do not speak for SWP in this matter. These documents contain important information and require your immediate attention. If you are in doubt as to how to deal with this, consult your investment dealer, stockbroker, bank manager, accountant, lawyer or other professional advisor. Enquiries concerning the information in this document and requests for copies of the offers and circular dated November 24, 2006 should be directed to Kingsdale Shareholder Services Inc. at 1-866-301-3454 (toll free).

Dear Shareholder of Agricore United:

The Pool recently announced an extension to its offer to acquire all of the outstanding limited voting common shares and Series A convertible preferred shares of Agricore. The offers, outlined in the Pool's circular dated November 24, 2006, were originally scheduled to expire on January 24, 2007. The offers are now open until 5 p.m. (Toronto time) on March 7, 2007, unless further extended or withdrawn. We also announced that the terms of our offer for Agricore's limited voting common shares have been amended to provide common shareholders with a choice to receive cash for some or all of their Agricore common shares, subject to pro ration.

The details relating to our extension and variation are outlined in the enclosed notice of extension and variation. Please read it carefully.

It is important that as a shareholder you hold onto the offer documents as they contain important information that is necessary for you to understand and act on in order to protect your personal financial interests. We have engaged Kingsdale Shareholder Services, as information agent. Their role is to help you understand what options are available to you with respect to your investment. They can be contacted toll-free at the number listed above.

We are confident that our offers remain on track. We have been working through the regulatory requirements with the competition authorities and the review is proceeding as expected. Based on our assessment to date of publicly available information, we believe that the Competition Bureau will allow the offers to proceed without challenge on terms that will be acceptable to the Pool. While we can give no assurance at this time, we expect to receive their views in mid-February and have extended our offers to March 7, 2007 to allow them the necessary time to do their work. We have been in discussions with Agricore shareholders and are encouraged by their support of the fundamentals of the transaction. We have added a cash component to the common share offer in response to their feedback and look forward to seeing this transaction through to a successful conclusion.

We hope that you will consider our proposal on its merits and reflect on the value that we can bring to the table by combining two great Canadian companies. It is clear that the market agrees that our proposal makes sense for the health of Canadian agri-business. This has been reflected in the share prices of both SWP and Agricore. Since the announcement of the Pool's intention to make the offers, Agricore's share price has increased from $8.24 on November 7, 2006 to $11.74 on January 30, 2007, representing an increase of more than 40%. Agricore's share price also recently achieved its highest closing price in more than 8 years on January 26, 2007, the day following our announcement about adding a cash component to our offer for Agricore common shares, when its share price closed at $12.05. We are excited about this addition of a substantial cash component to our common share offer. This feature not only shows how strongly the market supports our proposal, it also directly addresses one of the criticisms raised by the board of Agricore in its recommendation to reject our initial offer.

We appreciate the support we have received from Agricore's shareholders to date and we are committed to working with the relevant parties to see this transaction through to a successful conclusion. This is a historic opportunity for the industry and we will work hard to bring these two great companies together to create a major Canadian agri-business that is able to compete with larger, international players. It is a transaction that we believe not only will provide long-term returns to the industry, farm customers and destination customers around the world, but to you as a valued shareholder in the Canadian agricultural industry.

Thank you for taking the time to consider our revised proposal. If you have any questions, please contact Kingsdale Shareholder Services at **1-866-301-3454.**

Yours very truly,

Terry Baker
Chairman, Saskatchewan Wheat Pool Inc.
Board of Directors

END